Bandag, Incorporated


focus

2001 Annual Report to Shareholders

CONTENTS

In thousands, except per share data	2001	% Change	2000	% Change	1999
Net Sales	**$ 964,868**	**(3.1)**	$ 996,059	(1.6)	$ 1,012,665
Net Earnings[(A)]	**43,832**	**(27.3)**	60,333	15.3	52,330
Net Earnings Per Share:					
Basic	**2.13**	**(27.1)**	2.92	21.2	2.41
Diluted	**2.12**	**(26.9)**	2.90	20.8	2.40
Cash Dividends Per Share–Declared					
First Quarter	**$ 0.305**		$ 0.295		$ 0.285
Second Quarter	**0.305**		0.295		0.285
Third Quarter	**0.305**		0.295		0.285
Fourth Quarter	**0.315**		0.305		0.295
Total Year	**$ 1.230**	**3.4**	$ 1.190	3.5	$ 1.150
December 31					
Current Assets	**$ 450,174**		$ 427,179		$ 428,118
Current Ratio	**2.4**		3.2		2.8
Working Capital	**$ 264,099**		$ 294,444		$ 274,065
Shareholders' Equity	**488,996**		474,157		454,075
Shareholders' Equity Per Share	**23.69**		23.06		21.86
Stock Price Comparison:					
Common Stock					
First Quarter	**$26.30-46.75**		$21.88-26.25		$28.13-41.63
Second Quarter	**25.70-31.00**		22.25-30.25		28.38-37.25
Third Quarter	**25.01-32.90**		24.06-35.94		28.25-36.25
Fourth Quarter	**25.71-35.60**		33.50-42.63		23.50-31.75
Year-End Closing Price	**34.76**		40.56		24.88
Class A Common Stock					
First Quarter	**$20.90-38.69**		$19.75-24.13		$23.38-37.75
Second Quarter	**21.60-24.85**		20.75-25.88		23.88-32.13
Third Quarter	**22.70-28.02**		22.38-29.50		22.50-29.56
Fourth Quarter	**22.30-30.04**		27.00-35.75		19.94-24.50
Year-End Closing Price	**30.00**		33.50		21.06

(A) In 2001, includes the effect of non-recurring charges of $3,400,000 pre-tax, $2,040,000 after-tax, or $.10 per diluted share, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.

In 1999, includes the effect of non-recurring charges of $13,500,000 pre-tax, $7,671,000 after-tax, or $.35 per diluted share, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.

Net Sales
(in millions of dollars)


1200
1000
800
600
400
200
0
99
00
01

Diluted Earnings Per Share
(in dollars)


3.0
2.5
2.0
1.5
1.0
0.5
0
99
00
01

Annual Return of Average Shareholders' Equity
(percent)


15
12
9
6
3
0
99
00
01


focus

In general, focus is often a tightly defined point or object that draws attention or interest. In physics, focus can be the point at which rays or waves come together, or the starting point from which they move outward. In optics, focus is the eye's or lens's necessary adjustment to produce a clear image. In its action form, to focus is to concentrate or bring together one's attention, sight, etc. At Bandag, focus is all of the above, and more.

Dear Shareholder:

Record snowfall and ice storms at year-end 2000 turned out to be a harbinger of 2001's unpredictable business conditions. The growing economic downturn was evident in Bandag's first quarter results, and as the year progressed, the commercial transportation industry and the economy continued to be affected by recession and erratic energy prices. Just as energy prices began to ease after a mid-year spike, the economy was knocked to its knees by the horrific events of September 11.

Bandag's unwavering focus on the needs of trucking fleets enabled us to navigate through this difficult business environment and dealer strength and support remained steadfast throughout the year.

Though lessened by the effects of the recession, net income of $43.8 million and Bandag's strong balance sheet attest to the fundamental vitality of both Bandag and the Strategic Alliance, Bandag's network of more than 1,100 independent retread tire dealers.



By maintaining a clear focus on the tire management needs of trucking fleets, Bandag's dealer strength and support have remained steadfast despite unpredictable business conditions. Bandag's continued customer-centric focus, prudent use of resources and strong Strategic Alliance of dealers will keep us on a steady path toward the achievement of Bandag's vision.

Financial Highlights

In 2001, Bandag earned consolidated net income of $43.8 million, or $2.12 per diluted share, on consolidated net sales of $964.9 million. This compares to 2000 net earnings of $60.3 million, or $2.90 per diluted share, on consolidated net sales of $996.1 million. 2001 results included net non-recurring pretax charges of $3.4 million, or $0.10 per diluted share. Earnings benefited approximately $4.1 million, or $0.20 per diluted share, from a lower effective tax rate, resulting from beneficial audit settlements and an evaluation of the adequacy of prior year accruals. Results in 2000 included the benefit of $0.16 per diluted share primarily from the favorable resolution of foreign tax issues. Excluding the items above, results for the year are $2.02 per diluted share in 2001 versus $2.74 per diluted share in 2000.

Global Performance

Worldwide, volatile energy prices led to increased raw material and manufacturing costs, before settling down late in 2001. Even though energy prices eased, industry results were dampened by the growing recession. Excess new replacement truck tire inventories at year-end 2000, which put pressure on prices and had a negative impact on retread demand, worked their way through the distribution channel, and during 2001 retread sales improved in the final two months of the year.

In North America, a slowing economy and trucking industry weakness continued to drive the market dynamics affecting replacement as well as original equipment tire markets. In the past 24 months, the industry saw nearly 8,000 fleets (with five or more trucks) go out of business. This trend – amplified by bad weather, roller coaster energy prices, excess new tire inventories and slow truck sales – added to tire industry woes.

Nevertheless in the face of these challenges, Bandag's North American commercial truck retread tire sales fared better than the rest of the industry, declining less than the industry as a whole. An April price increase and, during the second half of the year, lower energy prices helped margins recover. By year-end, signs of improvement were evident in the new tire versus retread mix at the dealer level. Bandag's North American retread equipment sales also brightened the picture, rising to the highest level in recent years as dealers took delivery on Bandag's newest technology, introduced a year earlier.

In Europe, the retread market remained relatively weak. A soft Euro and the oversupply of new replacement tires limited sales of Bandag's premium retreads as European new-tire producers cut prices to relieve inventories. Consolidation among new-tire producers and commercial-tire distributors further intensified the recessionary pressures in European markets.

Elsewhere in the world, South American retread sales declined as Brazil experienced an economic backwash from the Argentine monetary crisis and slowing Latin American economies. In other markets, including Asia, the Caribbean and South Africa, recession and the adverse impact of energy prices were sufficient to undermine the year's performance.

What is unique about Bandag's ability to perform under tough conditions is our vision of the industry's future and our path to success within that vision.

By year-end 2001, lower casing prices reflected the growing supply of retreadable casings in the market. Modest margin recovery in most aspects of Bandag's traditional business was evident. Market-specific initiatives and the rationalization of Bandag's global production capacity also helped moderate the recession's impact on the year's performance.

Like most Bandag dealers, Tire Distribution Systems, Inc. (TDS), the company's wholly-owned distribution subsidiary, contended with the year's economic challenges. Notably, TDS maintained its sales



Bandag's ability to proactively respond to the evolving needs of fleet customers is driven by the knowledge and expertise of Bandag employees and dealers, and the company's commitment to research and development.

levels throughout 2001, delivering sales within one percentage point of 2000 on a same-store basis. Gross margins, however, narrowed due to internal factors, such as less favorable cost absorbtion and lower tire volume bonuses from new tire suppliers as a result of lower new tire volume. As TDS moves into 2002, it is sharply focused on the key process improvements necessary to strengthen margins and grow revenues.

Bandag continued working to mitigate the anticipated fallout from emerging issues in legislative and regulatory arenas in both the U.S. and Europe. Bandag began to work closely with European dealers to meet the new certification requirements of Regulation 109. In the U.S., the legislative fallout from the Bridgestone/Firestone recall, most notably the Transportation Recall Efficiency, Accountability and Documentation Act (TREAD), has yet to produce specific major commercial truck tire regulations. Nevertheless, Bandag continues to carefully monitor current regulatory initiatives at the National Highway Traffic Safety Administration (NHTSA).

Sharpening Our Focus

We are not unique in the challenges we face. They are shared with every tire dealer, fleet customer and competitor. What is unique about Bandag's ability to perform under tough conditions is our vision of the industry's future and our path to success within that vision.

At Bandag, our point of focus is satisfying the needs of our fleet customers – simple, straightforward, not earth-shattering. And, as you may know, fleet customers have been our principal focus for some time. What has changed, however, and what will continue to change, is the increasing clarity of this focus and our flexibility to adjust to changing fleet needs. Our ability to identify and address clear, distinctive fleet customer needs is what enables us to step around, over and under the obstacles that would otherwise impede our progress. This same clear-sighted resilience also helps us convert these challenges to profitable opportunities for Bandag and its Strategic Alliance dealers.

During 2001, Bandag increased its customer-centric focus in North America by successfully aligning Bandag resources, including Tire Management Solutions (TMS), into an integrated sales force whose mission is to address important needs in a broad cross-section of fleets. Today, Bandag fleet customer teams are staffed with the sales, marketing, customer service, technical service, financial and information systems expertise necessary to deliver fully integrated services – everything from tire retreading to complete tire management outsourcing – tailored to a fleet's individual needs. Mainstreaming the information-intensive tire management outsourcing services is just one way we are expanding Bandag's ability to customize tire management solutions according to each fleet's needs and systems sophistication.

Another avenue is ever-stronger quality assurance standards. In fourth quarter 2001, Bandag, whose manufacturing plants have earned ISO 9001:2000 certification, began a pilot program to enable dealers to obtain certification. The first of three dealerships successfully completed the required manufacturing audits of their shops and received certification under Bandag's quality program. Open to all Bandag Strategic Alliance dealers, this program enables dealer shops to provide fleet customers the assurance of Bandag ISO 9001:2000 manufacturing quality certification.

Moving Forward

Even though the challenges of 2001 were many, it was also a year of slow, steady progress for which we thank our Board of Directors, shareholders, dealers, employees, and our many business partners worldwide for their continued support.

As we begin 2002, dealer encouragement and enthusiasm for Bandag's vision and programs have never been more supportive. Our progress in 2001 further strengthened the foundation on which we are building a prosperous future. And, while we don't anticipate the economy to begin recovering meaningfully before the second half of 2002, we are confident that Bandag will continue to deliver value to the full range of fleet customers, Bandag dealers and investors worldwide.

Sincerely,

Martin G. Carver

Martin G. Carver, Chairman
Board of Directors

ver the past several years, the transportation and tire industries in general, and Bandag in particular, have coped with fundamental and far-reaching change. Deregulation-driven industry consolidation radically redefined customers, products and value in virtually every industry. This is no more evident than in commercial trucking. Relatively simple tasks such as purchasing tires have become not only integral to a fleet's supply chain, but are merging further upstream into its business processes and revenue generation potential.

Bandag has chosen to deal proactively with this wave of change by developing a compelling business strategy with change at its very core: Customized tire management solutions for each and every customer. Not only does Bandag's business strategy anticipate change, it embraces the changing dynamics of its markets as the continuing source of opportunity. Customer-centric, our strategy starts from the customer's perspective. It is predicated on the continuing evolution (and occasional revolution) in customer needs. Bandag has a single goal: Satisfying the fleet customer's changing needs as they emerge. The Company's unwavering focus on this single goal defines our business and our ability to prosper as an organization.

Complexity is a fact of business life for the fleet, dealer and Bandag alike. Undoubtedly change will continue in the future, interrupted only occasionally by brief periods of stability. The transportation industry and tire business will continue to evolve, sometimes predictably, sometimes not. And all three groups – Bandag, its dealers and fleet customers – must not only survive changes we can't foresee, but thrive in the dynamic markets these changes dictate. Resiliency, flexibility and creativity are essential, as is delivering value to investors.

Much has been said and written about understanding and accepting change in recent years. What we haven't said specifically is how we've changed, how resilient and flexible we're becoming. Bandag has invested significantly and appropriately in developing innovative technology, increasing employee expertise, building dealer capabilities, designing sophisticated customer-driven products and services, conducting extensive training, and strengthening quality assurance to make certain we satisfy fleets' ever-changing needs.

CHANGE IS THE SOLUTION

A company may understand customer needs, develop fine products, manufacture and market them successfully, grow into an enormously successful global company, and yet be left behind unless it adapts as customers' needs change. Simply put, in a rapidly-evolving industry, amidst a dynamic global marketplace, those companies that don't change will wither and die. Change, therefore, is not the problem. Change is the solution. In fact, change is the essence of growth.

Improvement demands change. Challenges drive change. Differentiating between the two is a matter of focus – of the perspective and clarity with which we see, understand and pursue meaningful, real-world needs. The ability of any supplier, vendor or business partner to develop solutions that satisfy trucking operators depends heavily on the provider's ability to focus clearly and identify genuine fleet needs. That means looking at the market not from the provider's perspective, but from the fleet's perspective, and recognizing that profit will ultimately come from solutions that address important real-world needs and earn the fleet's continuing support.

Any vendor can say "yes" and deliver what a fleet asks for, but the preferred business partner delivers a complete solution and more. As fleets face intense competitive pressure, they look to their providers to help them cut the cost of doing business, and Bandag is rising to the occasion. But that path is limited. The other side of the equation is supporting fleet revenue generation – that is increasing uptime rather than just minimizing downtime. Admittedly a fine distinction, but nevertheless a crucial one.

Far more than semantic, the distinction between downtime and uptime is an important one, at least in the freight transportation business. The estimated cost of downtime due to a tire-related highway event averages $370.00 and 2 hours of lost time, plus the lost utilization of vehicle and driver, potentially jeopardizing a fleet's on-time delivery record and future business.

Improvement demands change. Challenges drive change. Differentiating between the two is a matter of focus.



In recent years, information management technology has accelerated the speed of change. By developing IT products and using tools like mobile handheld computers, Bandag and its dealers can provide fleet customers with important real-world data that helps fleets make informed tire management decisions.

Bandag's focus zeroes in on uptime – being proactive and preventative, and supporting revenue growth as well as cost containment. For example, trucking fleet customers have three major operating expenses: drivers, fuel and tires. When it comes to tires, 65 percent of fleets outsource some tire management or tire maintenance work. An even closer look reveals that 91 percent of outsourced tire work is actually performed by tire dealers and retreaders.

This information isn't new. In fact, it underpins the development of virtually every Bandag product in the past several years, including Bandag's proprietary tire management outsourcing capabilities. Not only does our outsourcing capability, which embraces a broad range of information and operating factors, help reduce costs by better managing a fleet's tire investment over time, it also encourages the revenue growth side of the equation as well. It provides the best available tools and information to support uptime by preventing downtime.

In 2002, Bandag begins expanding the availability of TMS tools and information capabilities to a broad range of fleet sizes and types. By mainstreaming Bandag's capabilities through a variety of service products, Bandag is able to address a fleet's tire management issues with TMS services, individually tailored to the fleet's own needs and technical sophistication level.

Early in 2001, Bandag's Dealer Business Conference had the theme of "Today is Tomorrow," a profound statement that has underpinned Bandag's ability to thrive over time. Today's actions are in fact the way we define tomorrow. Bandag has invested heavily in developing a broad range of products, technologies, systems, and business processes for its franchised dealers as well as itself, so each could best perform their respective roles in delivering fleet services.

Bandag's investments all have a single goal – satisfying fleet customers worldwide. That's our focal point. That's the point where everything comes together. That's where we and our dealers concentrate our resources and our energies. That's where our fleet customers derive the most benefit. And, that's where Bandag investors stand to gain the most. □

rom beginning to end, 2001 was uncertain, unpredictable, and undeniably challenging for the trucking industry and its business partners, including Bandag. Steadfast despite the distractions of a difficult year, Bandag operations around the world remained focused on fleet customer needs. As the economic outlook began to brighten at year-end, Bandag was well positioned to benefit from improving retread sales.

Steadfast despite the distractions of a difficult year, Bandag operations around the world remained focused on fleet customer needs.

Bandag's Traditional Business

Worldwide, sales and unit volume in Bandag's traditional business declined from prior-year levels by 4 percent and 6 percent respectively. During the first half of the year, global sales largely reflected the growing recession with several factors intensifying its effects. Excess new replacement tires continued to burden the distribution channel through the first half of 2001. Energy price volatility affected both raw material and manufacturing costs in many markets. Currency issues, including softness in the Euro and the impact of the Argentine economic crisis, also had an adverse impact, particularly in export markets.

During the second half of 2001, the retread picture brightened somewhat, reflecting the effects of production cuts by new-tire manufacturers and new replacement tire inventory declines. Casing prices dropped during the year and this typically points to higher levels of tires reaching the retread stage, as owners seek to capture the full value of their tire investments.



IMPACTING VEHICLE UPTIME

From our perspective, transportation companies' needs are a matter of raw economics: generate revenues and reduce costs. Our traditional focus has been on helping fleets reduce expenses: we lower their operating costs by extending tire life through quality retreading. Now we turn to the other side of the equation – revenue. The ability to generate revenue only exists when trucks are on the road, wheels turning. Therefore, Bandag's ability to help fleets grow revenue rests in our efforts to improve their vehicle uptime.

North America

Although North American sales and margins remained steady, thanks in part to an April price increase and improvement in the fourth quarter, unit volume never fully caught up from the year's slow start. Mid-year, high energy costs, particularly at Bandag's California plants, adversely impacted tread manufacturing performance in Bandag's traditional business. By year-end, however, energy prices had stabilized and Bandag had taken the steps necessary to adjust manufacturing capacity to likely production needs for 2002.



Dealer enthusiasm for the production efficiency gains offered by Bandag's newest tire retreading technology was evident in incoming equipment orders throughout 2001. Bandag equipment sales rose more than 35 percent for the year. Overall in the U.S., Bandag outperformed the replacement tire industry by approximately 4 percent, despite aggressive pricing by some new-tire manufacturers, especially during the first half of the year.

In Bandag's largest market, North America, the mix of new and retread commercial truck tire sales at the dealer level began shifting noticeably in favor of retreading during November and December, 2001.

One key measurement for trucking fleets is uptime, and maximizing a fleet's uptime, or the productivity of a fleet's vehicles, is mission critical. Through the combined focus of the Bandag sales team and dealers, the Bandag Strategic Alliance is well positioned to support fleets' uptime efforts.

In 2002, increased customer information flows to and from dealers connected by Bandag-developed technology will, we believe, complement the expansion of tire management services to a broad range of sizes and types of fleet customers. Together, these actions and the expanded expertise of fleet sales teams will help Bandag and Bandag dealers strengthen their ability to improve uptime as well as reduce downtime. Throughout the year, the Bandag Strategic Alliance, the company's network of independent franchised dealers in the U.S. and Canada, remained strong and stable, noteworthy achievements in light of the constant pressure from new-tire manufacturers in the retreading arena.

Mild weather in fourth quarter 2001 helped sales, as some signs of improvement emerged. Bandag has continued to update its product line with application-specific equipment and tread lines, which positions the company to perform well as the economy recovers.

Though not out of the woods, some sectors of the U.S. economy appear to be gaining strength as the benefits of 2001 belt-tightening improve business productivity and performance. Bandag's outlook for North American markets in 2002 remains cautious.

Dealer enthusiasm for the production efficiency gains offered by Bandag's newest tire retreading technology was evident in incoming equipment orders throughout 2001.

Europe

In 2001, market pressures intensified in Europe, which has a relatively larger number of commodity retread suppliers than the U.S. Erratic energy prices took a toll in the region, at times inflating the price gap between low-cost, locally produced retread products, and premium products such as Bandag. Europe also began to experience the kind of significant consolidation among tire companies and in the tire distribution channel that North America has experienced in recent years. The economic slowdown in western as well as eastern European countries accelerated and intensified these market pressures.

It is hoped that the move to the Euro on January 1, 2002, will help simplify the costs of conducting business in Europe. Bandag is exploring a variety of market-specific initiatives that will enable the Company to leverage its strengths under the current difficult market conditions. However, Bandag doesn't expect to see any meaningful recovery in European market conditions before the second half of 2002.

International

The Latin American business story of the year was clearly the Argentine economy. Uncertainty about Argentina's leadership and path to fiscal stability took a toll both at home and on the economies of its neighbors, particularly Brazil. Combined with the effects of energy shortages and the continued high cost of capital, the stubborn slowdown hurt Brazilian markets, where its fragmented trucking industry sought low-cost rather than quality retreads. For 2001, Bandag sales and unit volume finished the year down from prior-year levels. The Latin American export countries shared many of the same issues evident in Brazil and generally experienced tread volume declines.

POSITIONED FOR SUCCESS

In a report to North American Dealers, the Bandag Alliance Council spoke for all Bandag franchise owners around the world. "We all have choices to make in our businesses. Who will our supplier partners be? What markets will we compete in? What does our business need to look like in five years? However, there is one option we do not have...living in the past. No matter how much we think about it, the past is just that...the past. We must focus and position ourselves for success by matching the customers' increasing expectations with our increasing capabilities."



Bandag provides tire-related services to fleet customers in 121 countries on 5 continents. This expansive reach provides fleets with the products and services they need whenever and wherever they need them.

Even though Mexico was somewhat more insulated from the economic woes of its southern neighbors, it shared the affects of the growing recession throughout North America. Production cuts and heavy layoffs by the Mexican subsidiaries of North American companies slowed demand for retreads. Peso valuation remained uncertain at the end of 2001, but a U.S. recovery is likely to help the Mexican economy as well. Bandag retained the fleet business it gained the prior year, even though the overall slowdown curtailed demand and unit volume.

At the beginning of 2002, the fragmented trucking industry profile and continued uncertainty in the energy picture tempered the outlook for renewed strength in the Latin American region during the first six months of 2002.

South Africa, which enjoyed a relatively stable economy in 2001, is seeing increasing fragmentation among trucking fleets. In addition, aggressive competitive forces continue to challenge Bandag's dealer network, which saw very little change throughout the year. Nevertheless, uncertain political situations in neighboring countries and questions about property rights in South Africa are likely to continue limiting growth in the country and surrounding area for the near term.

In Asia, low new-tire costs and cheap competitive retreads had a limiting effect on Bandag sales and unit volume, which is fully sourced from the U.S. Bandag sales and volume remained flat in Japan. Bandag's focus on the premium segment of the retread market and competition from low-cost new tires and cheap competitive retreads slowed Bandag's growth in the region, a situation that is expected to continue for the foreseeable future.

Tire Distribution Systems, Inc. (TDS)

TDS, Bandag's wholly-owned distribution subsidiary, achieved 2001 sales that were very close to 2000, a noteworthy achievement in light of the year's challenges. TDS service revenues improved approximately 5 percent for the year.

During the year, TDS relocated seven existing commercial and retread facilities into new or upgraded facilities. This included state-of-the-art retread plants in Salt Lake City, Utah, and Anchorage, Alaska, along with moving a plant from Berryville, Arkansas, to Springdale, Arkansas, and the relocation of a commercial truck center in Meridian, Mississippi. Three other truck tire centers also moved to other facilities. In addition, TDS closed six locations, which included two retread plants along with the sale of three surplus parcels. TDS also upgraded its service fleet with 195 new service and delivery trucks, and invested approximately $5.1 million in new manufacturing equipment.

Throughout the year, sales and the TDS fleet customer base remained strong. However, improvements in internal operations and manufacturing efficiency were offset by increases in certain operating expenses.

As 2002 progresses, TDS priorities are focused on continued improvements in operating efficiency and responsiveness to fleet needs. While the sales outlook for 2002 appears to signal an improvement over 2001, TDS management continues to look for improved internal efficiencies that will strengthen its margins and overall performance as the economy begins to recover.

TDS priorities are focused on continued improvements in operating efficiency and responsiveness to fleet needs.

2002 Outlook

Even though some positive economic indicators emerged late in 2001, Bandag remains conservative in its outlook for 2002, particularly during the first six months of the year. In recent years, complexity and uncertainty have become facts of business life. Bandag has proven its ability to perform well under such circumstances and remains focused on its strategic vision of providing customized tire management solutions to transportation customers. Well-equipped with agility, resilience and flexibility, Bandag is prepared to adopt change and shape it into profitable opportunities for Bandag, its dealers and its investors.


focus

FINANCIAL CONTENTS

In thousands; except per share, shareholder, and employee data	**2001**	2000	1999	1998	1997[B]
Consolidated Summary of Operations:					
Net Sales	**$964,868**	$ 996,059	$1,012,665	$1,059,669	$822,523
Cost of Products Sold	**603,494**	621,355	619,926	653,301	482,387
Engineering, Selling, Administrative, and Other Expenses[A]	**304,834**	283,964	306,135	315,912	243,060
Interest Expense	**7,376**	8,732	9,727	10,772	3,339
Earnings Before Income Taxes[A]	**66,505**	99,375	92,090	99,513	202,916
Net Earnings[A]	**$ 43,832**	$ 60,333	$ 52,330	$ 59,319	$121,994
Net Earnings % of Net Sales	**4.5%**	6.1%	5.2%	5.6%	14.8%
Net Earnings % of Average Shareholders' Equity	**9.1%**	13.0%	11.4%	12.7%	27.9%
Net Earnings % of Average Total Assets	**6.1%**	8.4%	7.1%	7.2%	16.4%
Depreciation and Amortization Expense	**$ 46,155**	$ 50,465	$ 53,764	$ 51,410	$ 36,857
Expenditures for Property, Plant, and Equipment	**25,270**	26,267	41,903	65,375	42,223
Research and Development Expense	**10,225**	9,442	12,325	18,342	16,159
Consolidated Financial Position *(at December 31)*:					
Working Capital	**$264,099**	$ 294,444	$ 274,065	$ 264,215	$292,452
Ratio of Current Assets to Current Liabilities	**2.4**	3.2	2.8	2.5	2.0
Property, Plant, and Equipment–Net	**$158,008**	$ 177,156	$ 197,985	$ 213,046	$197,600
Total Assets	**718,572**	714,549	722,421	755,729	899,904
Long-Term Debt and Other Obligations	**40,921**	105,163	111,151	109,757	123,195
Shareholders' Equity	**488,996**	474,157	454,075	467,297	463,414
Long-Term Liabilities % of Long-Term Liabilities Plus Shareholders' Equity	**7.7%**	18.2%	19.7%	19.0%	21.0%
Common Stock Data:					
Net Earnings Per Share					
Basic	**$ 2.13**	$ 2.92	$ 2.41	$ 2.64	$ 5.35
Diluted	**2.12**	2.90	2.40	2.63	5.33
Cash Dividends Per Share–Declared	**1.230**	1.190	1.150	1.110	1.025
Shareholders' Equity Per Share	**23.69**	23.06	21.86	21.28	20.31
Weighted-Average Shares Outstanding During the Year (thousands)					
Basic	**20,573**	20,693	21,707	22,471	22,786
Diluted	**20,686**	20,778	21,764	22,559	22,908
Common Stock Price					
High	**$ 46.75**	$ 42.63	$ 41.63	$ 59.75	$ 55.75
Low	**25.01**	21.88	23.50	28.31	45.00
Year-End Closing Price	**34.76**	40.56	24.88	39.94	53.44
Class A Common Stock Price					
High	**$ 38.69**	$ 35.75	$ 37.75	$ 54.38	$ 53.44
Low	**20.90**	19.75	19.94	27.38	45.00
Year-End Closing Price	**30.00**	33.50	21.06	34.88	47.88
Other *(at December 31)*:					
Number of Shareholders of Record	**3,160**	3,383	3,673	3,890	4,118
Number of Employees	**4,014**	4,330	4,441	4,791	4,507

(A) In 2001, includes the effect of non-recurring charges of $3,400,000 pre-tax, $2,040,000 after-tax, or $.10 per diluted share, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.

In 1999, includes the effect of non-recurring charges of $13,500,000 pre-tax, $7,671,000 after-tax, or $.35 per diluted share, related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.

In 1998, includes the effect of net non-recurring charges of $4,205,000 pre-tax, $1,174,000 after-tax, or $.05 per diluted share, related to costs associated with the closure of foreign manufacturing facilities and other non-recurring costs.

In 1997, includes the effect of a non-recurring gain on the sale of marketable equity securities of $95,087,000 pre-tax, $55,800,000 after-tax, or $2.44 per diluted share, and non-recurring charges of $16,500,000 pre-tax, $9,900,000 after-tax, or $.43 per diluted share, related to the closing of a domestic manufacturing facility and exit costs from a rubber recycling venture.

(B) During 1997 the Company's subsidiary, Tire Distribution Systems, Inc., commenced operations with the acquisition of five tire dealerships whose operations are included in the consolidated financial statements from November 1, 1997, the effective date of the acquisitions.

2001-2000

General. Results include the Company's two reportable operating segments – its Traditional Business and Tire Distribution Systems, Inc. (TDS). The comparability of operating results between years is affected by TDS's acquisition of tire dealerships in the year 2000, the acquisition of Quality Design Systems, Inc. (QDS) in 2000 and by certain non-recurring items.

Consolidated net sales in 2001 decreased 3% from 2000. This included a decrease of 4% in the Traditional Business. Traditional Business net sales experienced a 6% decline in retread material unit volume from 2000. In addition, Traditional Business revenues were approximately 3 percentage points lower due to the lower translated value of the Company's foreign-currency-denominated sales, particularly the euro, Brazilian real and South African rand. However, the lower sales volume and negative translation effect were partially offset by an April price increase in the United States, price increases at foreign subsidiaries, and an increase in equipment sales. While consolidated tread volume was down, the Company's tread volume trend showed improvement in North America. However, there continues to be weakness in the European and Latin American markets. TDS net sales for 2001 were even with 2000. The Company's seasonal sales pattern, which is tied to trucking activity, was similar to previous years with the third and fourth quarters being the strongest.

Consolidated gross profit margin for 2001 decreased by 0.1 percentage point from 2000. Gross profit margin for the Traditional Business increased by 0.6 percentage point from 2000, while the gross profit margin for TDS decreased 1.3 percentage points from 2000.

Earnings in 2001 include the effect of non-recurring charges of $3,400,000 pre-tax, $2,040,000 after-tax, or $.10 per diluted share. Consolidated operating and other expenses in 2001 increased 7% from 2000, but increased 6% excluding the non-recurring charges in 2001. Traditional Business operating and other expenses in 2001 increased 10% from 2000. The increase in operating and other expenses primarily resulted from increased expenses in connection with the previously disclosed Michelin litigation along with the non-recurring charges in 2001. Expenses for the Michelin litigation in 2001 were $18,300,000 on a pre-tax basis. The Company expects that continued expenses in connection with the Michelin litigation will negatively impact earnings in 2002. Although the amount of such expenses in 2002 cannot be accurately determined at this time, the Company currently estimates that expenses for the Michelin litigation in 2002 will range from $11,000,000 to $13,000,000 on a pre-tax basis, assuming the trial begins as scheduled in May 2002. The Company believes that Michelin's claims, including its damage claims, are without merit, and, therefore, has not accrued for the costs, if any, of the ultimate resolution of this matter. Refer to Note M of the consolidated financial statements for further discussion. Net earnings in 2001 decreased 27% from 2000 primarily due to lower sales volume, increased operating expenses due to the non-recurring charges and Michelin litigation, partially offset by a lower effective tax rate due to audit settlements and an evaluation of the adequacy of prior year accruals.

Diluted earnings per share for 2001 were $2.12, down from diluted earnings per share of $2.90 in 2000. Earnings in 2001 benefited by approximately $4,100,000 or $.20 per diluted share, from a lower effective tax rate, resulting from beneficial audit settlements and favorable adjustments from an evaluation of the adequacy of prior year accruals. Earnings in 2001 include the effect of non-recurring charges of $3,400,000 pre-tax, $2,040,000 net of tax benefits, or $.10 per diluted share. The net non-recurring charges were related to the closure of a North American tread rubber manufacturing facility and a provision for post-retirement health care costs, offset by a benefit for the reduction of other accrued expenses due to the resolution of a tax audit settlement and prior year tax accrual changes. Refer to Note B of the consolidated financial statements for discussion of the non-recurring charges.

Traditional Business. The Company's Traditional Business operations located in the United States and Canada, together with Tire Management Solutions, Inc. (TMS) and QDS, are integrated and managed as one unit, which is referred to internally as **North America**. Net sales in North America were 2% above 2000 net sales. Net sales were unfavorably impacted by a 3% decline in retread material unit volume, which was offset by an April price increase in the United States and Canada and an increase in equipment sales. An increase in average raw material costs in the United States and Canada was offset by April price increases, resulting in a 1.0 percentage point increase in North America's gross profit margin from 2000. Exclusive of the $3,400,000 of non-recurring charges recorded in 2001, North American operating expenses in 2001 were even with 2000 expenses. Higher sales and gross profit margin resulted in an increase of 2.2% in earnings before income taxes for 2001.

The Company's operations located in Europe principally service markets in European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. This collection of countries is under one management group and is referred to internally as **Europe**. Net sales in Europe declined 18% from 2000 on a 14% retread material unit volume decrease. The spread between the net sales decrease and the retread material unit volume decrease is due to the lower translated value of the euro. Gross profit margin decreased 3.8 percentage points from 2000 primarily due to higher raw material costs. Operating expenses decreased 10% from 2000 due to the lower translated value of the euro, lower marketing program costs and lower personnel-related costs. Primarily as a result of lower sales and gross profit margin, earnings before income taxes decreased 79% from 2000.

The Company's exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa, New Zealand, Indonesia and Malaysia and a licensee in Australia, are combined under one management group referred to internally as **International**. International net sales decreased 15% from 2000, as a result of a 10% decrease in retread material unit volume. The spread between the net sales decrease and the retread material unit volume decrease is primarily due to the lower translated value of the Brazilian real and South African rand, partially offset by price increases. The gross profit margin remained even with 2000. Operating expenses decreased 12% from 2000 primarily due to the lower translated value of the Brazilian real along with cost control measures. Primarily as a result of the reduction in sales, earnings before income taxes were 32% below 2000.

Tire Distribution Systems, Inc. TDS net sales remained even with 2000; however, the gross profit margin decreased by 1.3 percentage points from 2000. Price increases were unable to fully offset higher product costs, and lower volume reduced manufacturing absorption and dealer rebates, resulting in a 1.3 percentage point decrease in gross profit margin from 2000. The gross profit margin was also impacted by the lower ratio of retreads to new tires sold during the year. Retreads typically experience higher gross profit margins relative to new tires. Operating expenses, as a percent of net sales, were 2.8 percentage points higher than 2000. Primarily as a result of the lower gross profit margin and increased operating expenses, TDS recorded a loss before interest and taxes of $11,099,000 compared to a loss before interest and taxes of $2,472,000 in 2000.

2000-1999

General. Results include the Company's two reportable operating segments – its Traditional Business and TDS. The comparability of operating results between years is affected by TDS's acquisition of tire dealerships in each of the years 2000 and 1999, the acquisition of QDS and by certain non-recurring items.

Consolidated net sales in 2000 decreased 2% from 1999. This included a decrease of 4% in the Traditional Business. The decrease in Traditional Business net sales resulted from a 5% decline in retread material unit volume from 1999. Of this Traditional Business decrease, approximately 3 percentage points were due to the lower translated value of the Company's foreign-currency-denominated sales. However, this negative translation effect was offset by an April price increase in the United States, price increases at foreign subsidiaries, and an increase in equipment sales. The Company continued to see a slowing in North American retread sales which was attributed to low new-truck demand, which encourages the movement of new tires into the replacement market, as well as an increase in imported lower-priced new tires. The decline in Traditional Business sales volume was also due to competitive pressures and industry consolidation. The decline in Traditional Business sales was slightly offset by a 2% increase in TDS sales over 1999. The increase in TDS net sales was principally attributable to dealership acquisitions during the year. The Company's seasonal sales pattern, which is tied to trucking activity, was similar to previous years with the third and fourth quarters being the strongest for sales. Both segments were similarly affected.

Consolidated gross profit margin for 2000 decreased by 1.2 percentage points from 1999, reflecting higher raw material prices across most geographic areas. Gross profit margin for the Traditional Business decreased by 1.4 percentage points from 1999, while the gross profit margin for TDS remained even with 1999.

Consolidated operating and other expenses in 2000 decreased 7% from 1999, but were down 3% excluding the non-recurring charge in 1999. Traditional Business operating and other expenses in 2000 decreased 12% from 1999. The decrease in operating and other expenses was a result of cost control measures implemented during 2000, along with benefit during 2000 from the restructurings in North America and Europe implemented during 1999. These savings were partially offset by higher marketing program costs and increased expenses in connection with the previously disclosed Michelin litigation. Expenses for the Michelin litigation in 2000 were $6,900,000 on a pre-tax basis. Earnings benefited from the Company's current and previous year efforts to return operating expenses to a more historic level, along with performance improvements in the tire management outsourcing operation and a lower effective tax rate. However, higher raw material costs, which exceeded price increases, offset those costs savings. This resulted in net earnings remaining even with 1999 exclusive of non-recurring items in that year.

Diluted earnings per share for 2000 increased to $2.90, up from diluted earnings per share of $2.40 in 1999. Earnings in 2000 benefited by approximately $3,900,000 or $.19 per diluted share from a lower estimated effective tax rate for the year, primarily resulting from the favorable resolution of tax issues and the lower tax on unremitted earnings of foreign subsidiaries. The Company's repurchases of outstanding common stock favorably impacted diluted earnings per share by $.12 for the full year 2000. Earnings in 1999 included the effect of non-recurring charges of $7,671,000, net of tax benefits, or $.35 per diluted share. Refer to Note B of the consolidated financial statements for discussion of the non-recurring charges.

Traditional Business. The Company's Traditional Business operations located in the United States and Canada, together with TMS and QDS, are integrated and managed as one unit, which is referred to internally as **North America**. Net sales in North America were 2% below 1999 primarily due to 8% lower retread material unit volume. The decrease in net sales was less than the shortfall in retread material unit volume due to a price increase in April of 2000 in the United States and Canada, an increase in equipment sales and a full year of revenue from TMS. The Company continued to see softness in North American sales trends due to competitive pressures and industry consolidation. The slowing in North American sales trends was also attributed to an oversupply of new tires caused by an influx of imported tires and a decline in new medium-duty and heavy-duty truck demand which causes tires to be diverted to the replacement market. A 13% increase in average raw material costs from 1999 resulted in a 0.7-percentage-point decline in North America's gross profit margin from 1999. Exclusive of the $12,800,000 of non-recurring charges in 1999, North American operating expenses in 2000 were 1% lower than 1999 due to lower personnel-related and professional costs offset by higher marketing program costs, partially offset by a full year of TMS expenses. Earnings before income taxes for 2000 remained even with 1999 as lower sales and higher raw material costs were offset by the lower operating expenses and higher prices.

The Company's operations located in Europe principally service markets in European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. This collection of countries is under one management group and is referred to internally as **Europe**. In general, Europe's operating results were significantly affected by the devaluation of the euro. Net sales in Europe declined 14% from 1999 on a 1% retread material unit volume decrease. The spread between the net sales decrease and the retread material unit volume decrease was due to the lower translated value of the euro. Gross profit margin decreased 4.0 percentage points from 1999 due to higher raw material costs. Operating expenses decreased 23% from 1999 due to the lower translated value of the euro, and lower personnel-related costs and bad debt expense. Primarily as a result of lower operating expenses, earnings before income taxes were up 1% over 1999.

The Company's exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa, New Zealand, Indonesia and Malaysia and a licensee in Australia, are combined under one management group referred to internally as **International**. International net sales remained even with 1999 due to price increases in Brazil and South Africa and a retread material unit volume increase of 3% offset by the exit of operations in New Zealand which began in 1998. The increase in retread material unit volume was driven by higher shipments in Brazil and Mexico. The gross profit margin decreased by 1.6 percentage points from 1999 due to higher raw material costs in Brazil and Mexico partially offset by the lower cost of imported retread material in New Zealand and improved margins on new tire sales in New Zealand. During 2000, the Company took steps to close its manufacturing facility in Malaysia. The costs associated with the closure of this facility along with an increase in professional and marketing program costs were partially offset by the lower translated value of the Brazilian real and South African rand, resulting in a 3% increase in International operating expenses over 1999. Primarily as a result of the exit of operations in New Zealand and a lower gross margin, earnings before income taxes were 3% below 1999.

Tire Distribution Systems, Inc. TDS sales increased 2% over 1999 due to dealership acquisitions during the year. However, a general economic slowdown towards the end of 2000, exacerbated by adverse weather conditions, caused a sales decline, exclusive of the effect of acquisitions, of 1% from 1999 and 5% from the fourth quarter of 1999. Operating expenses as a percent of net sales were 22% in 2000, even with 1999, but were up 4% from 1999 in terms of dollars, primarily due to the integration of new acquisitions and the effect of higher oil prices on vehicle expenses. In 2000, TDS recorded a loss before interest and taxes of $2,472,000 compared to a loss before interest and taxes of $2,510,000 in 1999.

IMPACT OF INFLATION AND CHANGING PRICES

It has generally been the Company's practice to adjust its selling prices and sales allowances to reflect changes in production and raw material costs in order to maintain its gross profit margin. During the year, the Company adjusted selling prices in the United States, Canada and other foreign locations to soften the impact of higher raw material costs caused by the increase in oil prices. The Company may adjust prices if raw material costs rise.

Replacement of fixed assets requires a greater investment than the original asset cost due to the impact of general price level increases over the useful lives of plant and equipment. This increased capital investment would result in higher depreciation charges affecting both inventories and cost of products sold.

CAPITAL RESOURCES AND LIQUIDITY

At the end of 2001, current assets exceeded current liabilities by $264,099,000. Cash and cash equivalents totaled $145,625,000 at December 31, 2001, increasing by $59,617,000 during the year. The Company invests excess funds over various terms, but only instruments with an original maturity date of over 90 days are classified as investments. These investments increased by $2,017,000 from 2000.

The only changes in working capital requirements are for normal business growth. The Company funds its capital expenditures from the cash flow it generates from operations. During 2001, the Company spent $25,270,000 for capital expenditures. The Company believes that spending in recent years is representative of future capital spending needs.

As of December 31, 2001, the Company had available uncommitted and committed lines of credit totaling $77,000,000 in the United States for working capital purposes. Also, the Company's foreign subsidiaries had approximately $17,286,000 in credit and overdraft facilities available to them. From time to time during 2001, the Company borrowed funds to supplement operational cash flow needs or to settle intercompany transactions. The Company's long-term liabilities totaled $40,921,000 at December 31, 2001, which is approximately 8% of the combined total of long-term liabilities and shareholders' equity; this is a decrease of $64,242,000 from December 31, 2000, primarily as a result of $60,000,000 of long-term debt being classified as short-term due in December 2002.

During the year, the Company purchased 39,052 shares of its outstanding Common Stock and Class A Common Stock for $971,000 at prevailing market prices and paid cash dividends amounting to $25,157,000. The Company generally funds its dividends and stock repurchases from the cash flow generated from its operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management. The Company is exposed to market risk from changes in interest rates, foreign exchange rates, and commodity prices. To mitigate such risks, the Company enters into various derivative transactions. All derivative transactions are authorized and executed pursuant to clearly defined Company policies and procedures, which strictly prohibit the use of financial instruments for trading purposes. Analytical techniques and selective derivative instruments are applied to manage and monitor such market exposures.

Foreign Currency Exposure. Foreign currency exposures arising from cash flow transactions include firm commitments and anticipatory transactions. Translation exposure is also part of the overall foreign exchange risk. The Company's exposure to foreign currency risks exists primarily with the Brazilian real, Canadian dollar, Mexican peso, Japanese yen and European Union euro. The Company regularly enters into foreign currency contracts primarily using foreign exchange forward contracts and options to manage the foreign currency risks associated with most of its firm commitment exposures. The Company also employs foreign exchange forward contracts as well as option contracts to manage the foreign currency risks associated with approximately 40% - 60% of its anticipated future cash flow transactions within the coming twelve months. The notional amount of these contracts at December 31, 2001 and 2000 were $14,250,000 and $3,055,000, respectively. The Company also limits its exposure to foreign currency fluctuations by entering into offsetting asset or liability positions and by establishing and monitoring limits on unmatched positions. The Company's pre-tax earnings from foreign subsidiaries and affiliates translated into U.S. dollars using a weighted-average exchange rate was $10,346,000 and $38,558,000 for the years ending December 31, 2001 and 2000, respectively. On that basis, the potential loss in the value of the Company's pre-tax earnings from foreign subsidiaries resulting from a hypothetical 10% adverse change in foreign currency exchange rates would have been $920,000 in 2001 and $3,629,000 in 2000.

Interest Rate Exposure. In order to mitigate the impact of fluctuations in the general level of interest rates, the Company generally maintains a large portion of its debt as fixed rate in nature by borrowing on a long-term basis. At December 31, 2001 and 2000, the Company had outstanding debt of $94,286,000 and $100,000,000, respectively. At December 31, 2001 and 2000, the fair value of the Company's debt was $96,256,000 and $102,225,000, respectively. In addition, at December 31, 2001 and 2000, the fair value of securities held for investment was $113,596,000 and $55,591,000, respectively. The fair value of the Company's total long-term debt and its securities held for investment would not be materially affected by a hypothetical 10% adverse change in interest rates. Therefore, the effects of interest rate changes on the fair value of the Company's financial instruments are limited.

Commodities Exposure. Due to the nature of its business, the Company procures almost all of its synthetic rubber, which is the predominant raw material used in manufacturing tire tread, at quarterly fixed rates using contracts with the Company's main suppliers. Generally, the Company adjusts its selling prices and sales allowances to reflect significant changes in commodity costs. During the year, the Company adjusted selling prices in the United States, Canada and other foreign subsidiaries to soften the impact of higher oil prices on commodity costs. Therefore, the Company's exposure is limited to the extent selling price adjustments fail to offset increases in commodity costs.

SIGNIFICANT ACCOUNTING POLICIES

Bandag's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of the accounting policies that currently affect its financial condition and results of operations.

Accounts Receivable. Bandag's global credit policies are corporately determined and managed through business unit credit and financial management departments to insure compliance with local laws and to effect proper credit and collections at the country level.

A significant percentage of the Company's global accounts receivable are obligations of dealers. The majority of these accounts receivable are extended within North America. However, Bandag competes in the global marketplace and credit is extended outside of the United States. Bandag continuously monitors political, social and economic risks to insure sound credit decisions are made within these foreign markets.

Bandag also extends credit in North America to customers in the trucking and transportation industry. Credit is extended to large national and regional customers on a contractual basis through Bandag. Smaller regional and local trucking customers are provided credit through TDS. The total amount of credit extended to trucking and transportation customers is approximately one-third of Bandag's total global accounts receivable.

Management evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where management is aware of a specific customer's inability to meet its financial obligations, a specific reserve for bad debts is recorded against amounts due to reduce the net recognized receivable to the amount management reasonably believes will be collected. General reserves for bad debts are maintained based upon the length of time the receivables are past due and upon historical write-off experience by geographic location.

Deferred Taxes. At December 31, 2001, the Company had net deferred tax assets of approximately $31,745,000. The balance consists of approximately $41,656,000 of net deferred tax assets primarily related to the timing of income and deductions for tax versus books, and $9,911,000 of net deferred tax liabilities on the unremitted earnings of foreign subsidiaries which includes a valuation allowance of $1,500,000. Deferred taxes on the unremitted earnings of foreign subsidiaries is provided for under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax assets from a foreign jurisdiction are reviewed annually to determine the probability of realizing the asset based on a facts and circumstances approach. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset. Refer to Note F of the consolidated financial statements for further details.

Litigation. Certain other litigation arising from the normal course of business, along with the previously disclosed Michelin litigation, are pending. Refer to Note M of the consolidated financial statements for further discussion.

Marketing Programs. The Company currently maintains two major marketing programs: Distribution Management Request (DMR) Program and PowerPlus. Both programs are designed to increase Company market share by enhancing dealer capability and franchise value. Enhanced dealer capabilities and franchise values are achieved primarily through Company-provided financial assistance towards the acquisition of equipment, service vehicles, facility expansions and other items aligned with Company goals.

Under the DMR Program, the Company provides financial assistance to its dealers. The decision to grant this financial assistance is discretionary and based on business considerations. In 2001, 2000, and 1999, DMR expenses of $5,376,000, $15,164,000, and $1,993,000, respectively, were recorded as selling expenses. In 2002, in accordance with the Emerging Issues Task Force (EITF) No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," DMR expenses will be recorded as a reduction of sales.

The PowerPlus program allows the dealer to earn PowerPlus credits to fund certain of their equipment or other purchases. The Company establishes the qualifying purchases and the dollar amount for each pound of qualified tread rubber purchases and records dealer credits at the time of sale as a reduction of gross sales. Bandag may change or eliminate the per pound credit, or modify or discontinue the PowerPlus program, at any time in its sole discretion. This fund can accumulate until the dealer has earned all or part of the payment for new Bandag equipment or other approved purchases.

Outsourcing Agreement. In connection with a contract entered into by TMS, the Company is incrementally acquiring ownership of one of its customer's tire and wheel assets throughout the term of the agreement. The Company recognizes the revenue associated with the incrementally acquired ownership in accordance with the contractually specified valuation methodology. The tire and wheel assets are classified as non-current assets. In 2001, 2000, and 1999, these non-current assets amounted to $22,855,000, $16,895,000, and $6,521,000, respectively. Quarterly the Company evaluates the recorded value of the tire and wheel assets against the contractually specified valuation methodology and makes adjustments accordingly. The contractually specified valuation methodology considers the acquisition price, quantity and condition of the tire and wheel assets but is not intended to serve as a determination of fair market value. The Company then completes a similar analysis, utilizing market values instead of acquisition costs, and adjusts the recorded value of the assets to the lower of these two valuations. Upon termination of the agreement, the tire and wheel assets will either be repurchased by the customer or a third party or will remain the property of the Company. There could be a material difference between the market value and the realizable value should the tire and wheel assets not be repurchased by the customer. However, the Company had determined the probability of this to be highly unlikely based upon the facts and conditions surrounding the contract with this customer. The Company periodically evaluates the recoverability of the TMS tire and wheel assets and adjusts the balance to fair value.

National Account Business. The Company enters into contracts to supply retreaded tires and other tire-related services through its network of franchised dealers to large national and regional customers in the North American trucking and transportation industry. These agreements are commonly referred to as National Accounts both within the Company and throughout the tire industry. Bandag actively pursues National Account business through its fleet sales force in North America. The Company has experienced significant growth in this area of the business over the last three years with National Account fleet business accounting for 28%, 26%, and 24%, of tread rubber pounds sold in North America, for 2001, 2000, and 1999, respectively. The continued consolidation in the trucking and transportation industry and increasing competition from other retread suppliers has continued to place pressure on the price of finished retread tires. These pressures on the National Account business have precipitated the need for the Company to provide various forms of financial assistance to its dealers to continue the supply of retreaded tires and services on these accounts. The Company internally refers to the financial assistance provided to its dealers related to National Account fleet business as fleet subsidy. In 2001, 2000, and 1999, fleet subsidy expenses of $18,969,000, $16,528,000, and $12,972,000, respectively, were recorded as other expenses. In 2002, in accordance with EITF 00-25, the financial assistance will be recorded as a reduction of sales.

Pension Plans. The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, "Employers' Accounting for Pensions," which requires that amounts recognized in financial statements be determined on an actuarial basis. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States. The Company has not made any contributions to any of the United States pension plans since plan year 1997 because the fully funded status of the plans would preclude a tax deduction. SFAS No. 87 and the policies used by the Company generally reduce the volatility of pension income or expense arising from changes in the pension liability discount rates and the performance of the pension plan's assets.

An important element in determining the Company's pension income or expense in accordance with SFAS No. 87 is the expected return on assets. The Company has assumed that the long-term rate of return on plan assets will be 8.0%. Over the long term, the assets in the Company's pension plans have experienced returns in excess of 8.0%; therefore the Company believes the assumption of future returns is reasonable. The assets in the United States plans experienced negative returns in 2001. Should this trend continue, future pension income would likely decline.

Each year, the Company determines the discount rate to be used to discount plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on high quality, fixed-income investments. The selected discount rate for December 31, 2001 was 7.5%.

For the years ended December 31, 2001 and 2000, the Company recognized consolidated pre-tax pension income of $4,102,000 and $4,994,000, respectively. The Company estimates pre-tax pension income to be $1,115,000 in 2002. Refer to Note J of the consolidated financial statements for further details.

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FASB) No. 141, "Business Combinations," effective for acquisitions after June 30, 2001, and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of FASB No. 142 is expected to result in an increase in net earnings of approximately $8,800,000 or $.43 per share for the year. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during the first six months of 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

The EITF has recently addressed several topics related to the classification and recognition of certain promotional costs. In April 2001, the EITF reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." Under this Issue, the EITF concluded that all consideration paid by a vendor to a reseller should be classified as a reduction of revenue in the vendor's income statement (instead of an expense) unless certain criteria are met. The Company is continuing to evaluate the impact of the new accounting rule and expects that certain costs will be reclassified as a reduction of sales and a reduction of selling and general administrative and other expenses. The amounts the Company anticipates will be reclassified for 2001, 2000, and 1999, are $24,345,000, $31,692,000, and $14,965,000, respectively. As reclassifications, these changes will not affect the Company's financial position or earnings. The Company will adopt the accounting rule in the first quarter of 2002.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis of Results of Operations and Financial Condition includes forward-looking statements. These forward-looking statements can be identified as such because the context of the statement includes phrases such as "there continues to be," "the Company expects," "currently estimates," "the Company believes," "the Company estimates," "and expects that certain costs will be," "the Company anticipates," or other words of similar import. Similarly, statements that describe future plans or strategies are also forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those currently anticipated. Factors which could affect actual results include (i) whether the current weakness in the European and Latin American markets continues, improves or worsens in 2002, (ii) whether developments in the Michelin litigation result in 2002 expenses for the Michelin litigation exceeding or being less than the currently estimated range of $11,000,000 to $13,000,000 on a pre-tax basis, (iii) whether the ultimate resolution of the Michelin litigation will result in any significant liability to the Company, (iv) whether the investment returns from the Company's pension plans will be sufficient to justify the Company's assumption that the long-term return on pension plan assets will be 8.0%, (v) the extent to which the trend of negative pension plan returns in the last year would continue and, if so, the impact on future pension income, including the impact on the Company's estimate of pre-tax pension income of $1,115,000 in 2002, (vi) the degree to which the current difficult competitive conditions in the replacement market continue or improve, (vii) the extent of the improvement, if any, in the United States and worldwide economies in 2002, (viii) the loss of one or more significant dealers or fleet customers, and (ix) the cost of petroleum-based raw material and energy. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements. The forward-looking statements included herein are made as of the date hereof and Bandag, Incorporated undertakes no obligation to update publicly such statements to reflect subsequent events or circumstances.

Report of Independent Auditors

Shareholders and Board of Directors
Bandag, Incorporated

We have audited the accompanying consolidated balance sheets of Bandag, Incorporated and subsidiaries as of December 31, 2001, 2000, and 1999, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bandag, Incorporated and subsidiaries at December 31, 2001, 2000, and 1999, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois

January 24, 2002

In thousands, December 31	**2001**	2000	1999
Assets			
Current Assets			
Cash and cash equivalents	**$ 145,625**	$ 86,008	$ 50,633
Investments - Note D	**9,394**	7,377	9,461
Accounts receivable, less allowance (2001 - $15,206; 2000 - $15,810; 1999 - $20,761)	**164,708**	177,103	199,710
Inventories:			
Finished products	**74,667**	84,156	94,278
Material and work in process	**15,128**	17,484	16,244
	89,795	101,640	110,522
Deferred income tax assets	**34,325**	44,972	46,804
Prepaid expenses and other current assets	**6,327**	10,079	10,988
Total Current Assets	**450,174**	427,179	428,118
Property, Plant, and Equipment, on the basis of cost:			
Land	**11,751**	12,260	12,651
Buildings and improvements	**119,446**	118,869	119,157
Machinery and equipment	**363,566**	363,983	357,906
Construction and equipment installation in progress	**6,846**	7,695	13,073
	501,609	502,807	502,787
Less allowances for depreciation and amortization	**(343,601)**	(325,651)	(304,802)
	158,008	177,156	197,985
Goodwill, less accumulated amortization (2001 - $37,298; 2000 - $28,393; 1999 - $19,685)	**50,714**	60,893	65,333
Intangible Assets, less accumulated amortization (2001 - $6,781; 2000 - $5,670; 1999 - $4,386)	**315**	1,426	2,710
Other Assets	**59,361**	47,895	28,275
Total Assets	**$ 718,572**	$714,549	$722,421

See notes to consolidated financial statements.

	2001	2000	1999
Liabilities and Shareholders' Equity			
Current Liabilities			
Accounts payable	**$ 22,153**	$ 18,294	$ 33,472
Accrued employee compensation and benefits	**25,311**	26,555	25,530
Accrued marketing expenses	**26,396**	29,630	27,190
Other accrued expenses	**23,527**	30,457	39,696
Dividends payable	**6,502**	6,272	6,127
Income taxes payable	**14,947**	13,037	18,998
Short-term notes payable and current portion of other obligations	**67,239**	8,490	3,040
Total Current Liabilities	**186,075**	132,735	154,053
Long-Term Debt and Other Obligations - Note E	**40,921**	105,163	111,151
Deferred Income Tax Liabilities	**2,580**	2,494	3,142
Shareholders' Equity - Note I			
Common Stock; $1.00 par value; authorized - 21,500,000 shares; issued and outstanding – 9,079,093 shares in 2001; 9,057,561 shares in 2000; 9,088,403 shares in 1999	**9,079**	9,058	9,088
Class A Common Stock; $1.00 par value; authorized - 50,000,000 shares; issued and outstanding – 9,525,514 shares in 2001; 9,465,445 shares in 2000; 9,637,187 shares in 1999	**9,525**	9,465	9,637
Class B Common Stock; $1.00 par value; authorized - 8,500,000 shares; issued and outstanding – 2,037,370 shares in 2001; 2,038,745 shares in 2000; 2,045,251 shares in 1999	**2,037**	2,039	2,045
Additional paid-in capital	**11,399**	8,256	7,476
Retained earnings	**502,517**	484,987	456,247
Foreign currency translation adjustment	**(45,561)**	(39,648)	(30,418)
Total Shareholders' Equity	**488,996**	474,157	454,075
Total Liabilities and Shareholders' Equity	**$718,572**	$714,549	$722,421

See notes to consolidated financial statements.

In thousands, except per share data; year ended December 31	**2001**	2000	1999
Income			
Net sales	**$ 964,868**	$ 996,059	$1,012,665
Other income	**17,341**	17,367	15,213
	982,209	1,013,426	1,027,878
Costs and Expenses			
Cost of products sold	**603,494**	621,355	619,926
Engineering, selling, administrative, and other expenses	**301,434**	283,964	292,635
Non-recurring charges - Note B	**3,400**	–	13,500
Interest expense	**7,376**	8,732	9,727
	915,704	914,051	935,788
Earnings Before Income Taxes	**66,505**	99,375	92,090
Income Taxes - Note F	**22,673**	39,042	39,760
Net Earnings	**$ 43,832**	$ 60,333	$ 52,330
Net Earnings Per Share - Note G			
Basic	**$ 2.13**	$ 2.92	$ 2.41
Diluted	**$ 2.12**	$ 2.90	$ 2.40

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

In thousands, year ended December 31	**2001**	2000	1999
Operating Activities			
Net earnings	**$ 43,832**	$ 60,333	$ 52,330
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Provisions for depreciation and amortization	**46,155**	50,465	53,764
Change in deferred income taxes	**11,303**	869	579
Other	**(779)**	(6,695)	2,348
Change in operating assets and liabilities, net of effects from acquisitions of businesses:			
Accounts receivable	**10,812**	18,554	13,481
Inventories	**10,360**	8,182	(2,007)
Prepaid expenses and other current assets	**2,524**	(12)	1,466
Other assets	**(5,960)**	(10,374)	(6,521)
Accounts payable and other accrued expenses	**(4,693)**	(15,915)	(9,284)
Income taxes payable	**2,943**	(6,132)	6,263
Net Cash Provided by Operating Activities	**116,497**	99,275	112,419
Investing Activities			
Additions to property, plant, and equipment	**(25,270)**	(26,267)	(41,903)
Proceeds from dispositions of property, plant, and equipment	**4,221**	3,481	3,503
Purchases of investments	**(11,416)**	(10,795)	(11,784)
Maturities of investments	**9,149**	11,829	12,044
Payments for acquisitions of businesses	**-**	(5,929)	(6,899)
Net Cash Used in Investing Activities	**(23,316)**	(27,681)	(45,039)
Financing Activities			
Proceeds from short-term notes payable	**-**	-	538
Principal payments on short-term notes payable and long-term obligations	**(7,396)**	(991)	(2,717)
Cash dividends	**(25,157)**	(24,494)	(25,001)
Purchases of Common Stock and Class A Common Stock	**(971)**	(7,327)	(25,082)
Net Cash Used in Financing Activities	**(33,524)**	(32,812)	(52,262)
Effect of exchange rate changes on cash and cash equivalents	**(40)**	(3,407)	(2,397)
Increase in Cash and Cash Equivalents	**59,617**	35,375	12,721
Cash and cash equivalents at beginning of year	**86,008**	50,633	37,912
Cash and Cash Equivalents at End of Year	**$ 145,625**	$ 86,008	$ 50,633

See notes to consolidated financial statements.

In thousands, except share data	Common Stock Issued and Outstanding Shares	Common Stock Issued and Outstanding Amount	Class A Common Stock Issued and Outstanding Shares	Class A Common Stock Issued and Outstanding Amount
Balance at January 1, 1999	9,083,797	$9,084	10,824,974	$10,825
Net earnings for the year				
Other comprehensive income, net of tax - Adjustment from foreign currency translation				
Comprehensive income for the year				
Cash dividends - $1.15 per share				
Conversion of Class B Common Stock to Common Stock - Note I	1,326	1		
Common Stock and Class A Common Stock issued under Restricted Stock Grant Plan - Note I	5,115	5	5,115	5
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan - Note I	(3,720)	(4)	(3,180)	(3)
Common Stock and Class A Common Stock issued under Stock Award Program Plan - Note J	3,018	3	3,018	3
Purchases of Common Stock and Class A Common Stock	(21,133)	(21)	(1,192,740)	(1,193)
Stock options exercised under Nonqualified Stock Option Plan - Note I	20,000	20		
Balance at December 31, 1999	9,088,403	$9,088	9,637,187	$ 9,637
Net earnings for the year				
Other comprehensive income, net of tax - Adjustment from foreign currency translation				
Comprehensive income for the year				
Cash dividends - $1.19 per share				
Conversion of Class B Common Stock to Common Stock - Note I	6,506	6		
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan - Note I	(1,535)	(1)	(1,535)	(2)
Common Stock and Class A Common Stock issued under Stock Award Program Plan - Note J	2,582	3	2,582	3
Purchases of Common Stock and Class A Common Stock	(58,395)	(58)	(192,789)	(193)
Stock options exercised under Nonqualified Stock Option Plan- Note I	20,000	20	20,000	20
Balance at December 31, 2000	9,057,561	$9,058	9,465,445	$ 9,465
Net earnings for the year				
Other comprehensive income, net of tax - Adjustment from foreign currency translation				
Comprehensive income for the year				
Cash dividends - $1.23 per share				
Conversion of Class B Common Stock to Common Stock - Note I	1,375	1		
Forfeitures of Common Stock and Class A Common Stock under Restricted Stock Grant Plan - Note I	(1,720)	(2)	(1,720)	(2)
Class A Common Stock issued under Stock Award Plan - Note I			32,186	32
Common Stock and Class A Common Stock issued under Stock Award Program Plan - Note J	20,704	21	25,383	25
Purchases of Common Stock and Class A Common Stock	(18,827)	(19)	(20,225)	(20)
Stock options exercised under Stock Award Plan- Note I			4,445	5
Stock options exercised under Nonqualified Stock Option Plan - Note I	20,000	20	20,000	20
Balance at December 31, 2001	9,079,093	$9,079	9,525,514	$ 9,525

See notes to consolidated financial statements.

Class B Common Stock Issued and Outstanding Shares	Class B Common Stock Issued and Outstanding Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income
2,046,577	$2,047	$ 7,287	$452,274	$(14,220)	
			52,330		$ 52,330
				(16,198)	(16,198)
					$ 36,132
			(24,871)		
(1,326)	(2)				
		218			
		(305)			
		209			
		(382)	(23,486)		
		449			
2,045,251	$2,045	$ 7,476	$456,247	$(30,418)	
			60,333		$ 60,333
				(9,230)	(9,230)
					$ 51,103
			(24,638)		
(6,506)	(6)				
		(97)			
		112			
		(120)	(6,955)		
		885			
2,038,745	$2,039	$ 8,256	$484,987	$(39,648)	
			43,832		$ 43,832
				(5,913)	(5,913)
					$ 37,919
			(25,387)		
(1,375)	(2)				
		(106)			
		752			
		1,540			
		(17)	(915)		
		89			
		885			
2,037,370	$2,037	$11,399	$502,517	$(45,561)	

The Company has two reportable operating segments: the manufacture of precured tread rubber, equipment and supplies for retreading tires (Traditional Business) and the sales and maintenance of new and retread tires to principally commercial and industrial customers (TDS).

Information concerning operations for the Company's two reportable operating segments and different geographic areas follows (see Note L):

	Traditional Business								
	North America (4) (5)			Europe (6)			International		
In millions	**2001**	2000	1999	**2001**	2000	1999	**2001**	2000	1999
Net Sales									
Net sales to unaffiliated customers (1) (2)	**$390.3**	$384.6	$393.8	**$73.6**	$89.4	$103.7	**$102.1**	$123.0	$124.7
Transfers between segments	**69.5**	68.3	69.9	**0.5**	0.5	0.8	**4.1**	2.3	–
Segment area totals	**$459.8**	$452.9	$463.7	**$74.1**	$89.9	$104.5	**$106.2**	$125.3	$124.7
Eliminations (deduction)									
Total Net Sales									
Gross Profit	**$209.1**	$201.5	$209.5	**$26.8**	$35.9	$ 46.0	**$ 36.7**	$ 43.3	$ 45.1
Intangible Amortization	**0.6**	0.5	0.2	**–**	–	–	**–**	–	–
Depreciation Expense	**16.0**	18.9	21.5	**3.6**	3.8	4.9	**4.9**	5.8	5.7
Earnings (Expenses)									
Operating earnings (loss) (3)	**$ 90.1**	$ 88.1	$ 83.8	**$ 2.4**	$11.5	$ 11.4	**$ 11.9**	$ 17.6	$ 18.0
Interest revenue	**–**	–	–	**–**	–	–	**–**	–	–
Interest expense	**–**	–	–	**–**	–	–	**–**	–	–
Corporate expenses	**–**	–	–	**–**	–	–	**–**	–	–
Earnings (Loss) Before Income Taxes	**$ 90.1**	$ 88.1	$ 83.8	**$ 2.4**	$11.5	$ 11.4	**$ 11.9**	$ 17.6	$ 18.0
Total Assets at December 31	**$279.0**	$288.4	$286.1	**$35.7**	$39.6	$ 52.4	**$ 57.1**	$ 68.1	$ 76.7
Expenditures for Long-Lived Assets	**7.8**	5.4	20.0	**3.8**	4.5	3.0	**3.1**	4.8	5.6
Additions to Long-Lived Assets due to Acquisitions	**0.3**	3.5	–	**–**	–	–	**–**	–	–
Long-Lived Assets	**68.0**	77.9	89.6	**10.1**	10.2	11.4	**26.1**	32.1	34.9
Sales by Product									
Retread products	**$336.4**	$342.5	$362.7	**$69.2**	$83.4	$ 98.4	**$100.2**	$116.2	$111.1
New tires	**–**	–	–	**–**	–	–	**–**	2.6	3.0
Retread tires	**–**	–	–	**–**	–	–	**–**	1.3	6.4
Other	**53.9**	42.1	31.1	**4.4**	6.0	5.3	**1.9**	2.9	4.2

(1) No customer accounted for 10% or more of the Company's sales to unaffiliated customers in 2001, 2000, or 1999.
(2) Export sales from North America were less than 10% of sales to unaffiliated customers in each of the years 2001, 2000, and 1999.
(3) Aggregate foreign exchange gains (losses) included in determining net earnings amounted to approximately $(2,800,000), $2,500,000, and $800,000 in 2001, 2000, and 1999, respectively.
(4) In 2001, includes non-recurring charges of $3,400,000 related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
(5) In 1999, includes non-recurring charges of $12,800,000 related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs.
(6) In 1999, includes non-recurring charges of $700,000 for termination benefits.

TDS			Other			Consolidated		
2001	2000	1999	**2001**	2000	1999	**2001**	2000	1999
$398.9	$399.1	$390.5	**$ –**	$ –	$ –	**$ 964.9**	$ 996.1	$1,012.7
2.4	3.0	2.6	**–**	–	–	**76.5**	74.1	73.3
$401.3	$402.1	$393.1	**$ –**	$ –	$ –	**$1,041.4**	$1,070.2	$1,086.0
						(76.5)	(74.1)	(73.3)
						$ 964.9	$ 996.1	$1,012.7
$ 88.8	$ 94.0	$ 92.1	**$ –**	$ –	$ –	**$ 361.4**	$ 374.7	$ 392.7
9.4	9.5	9.7	**–**	–	–	**10.0**	10.0	9.9
10.5	11.0	11.0	**1.1**	1.0	0.8	**36.1**	40.5	43.9
$(11.1)	$ (2.5)	$ (2.5)	**$ –**	$ –	$ –	**$ 93.3**	$ 114.7	$ 110.7
–	–	–	**7.3**	7.5	6.1	**7.3**	7.5	6.1
–	–	–	**(7.4)**	(8.7)	(9.7)	**(7.4)**	(8.7)	(9.7)
–	–	–	**(26.7)**	(14.1)	(15.0)	**(26.7)**	(14.1)	(15.0)
$(11.1)	$ (2.5)	$ (2.5)	**$ (26.8)**	$(15.3)	$(18.6)	**$ 66.5**	$ 99.4	$ 92.1
$188.1	$220.1	$243.2	**$158.7**	$ 98.3	$ 64.0	**$ 718.6**	$ 714.5	$ 722.4
9.4	11.1	10.8	**1.2**	0.5	2.5	**25.3**	26.3	41.9
–	0.8	4.4	**–**	–	–	**0.3**	4.3	4.4
101.7	116.3	126.5	**3.1**	3.0	3.6	**209.0**	239.5	266.0
$ –	$ –	$ –	**$ –**	$ –	$ –	**$ 505.8**	$ 542.1	$ 572.2
224.0	222.7	218.1	**–**	–	–	**224.0**	225.3	221.1
91.5	92.7	95.2	**–**	–	–	**91.5**	94.0	101.6
83.4	83.7	77.2	**–**	–	–	**143.6**	134.7	117.8

Note A. Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and transactions of all subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents approximate their fair value.

Accounts Receivable and Concentrations of Credit Risk: Concentrations of credit risk with respect to accounts receivable are limited due to the number of customers the Company has and their geographic dispersion. The Company maintains close working relationships with these customers and performs ongoing credit evaluations of their financial condition. No one customer is large enough to pose a significant financial risk to the Company. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable. Credit losses have been within management's expectations.

Deferred Taxes on Unremitted Earnings of Foreign Subsidiaries: Deferred taxes on the unremitted earnings of foreign subsidiaries is provided for under the assumption that all profits of the foreign subsidiaries will be repatriated to the United States and all foreign taxes paid will be available to offset United States taxes. In addition, any deferred tax assets from a foreign jurisdiction are reviewed annually to determine the probability of realizing the asset based on a facts and circumstances approach. If it is determined unlikely that the asset will be fully realized in the future, a valuation allowance is established against the asset.

Inventories: Inventories are valued at the lower of cost or market. Approximately 45%, 42%, and 43% of year-end inventory amounts at December 31, 2001, 2000, and 1999, respectively, were determined by the last in, first out (LIFO) method. The remainder of year-end inventory amounts are determined by the first in, first out method.

The excess of current cost over the amount stated for inventories valued by the LIFO method amounted to approximately $20,328,000, $22,883,000, and $20,138,000 at December 31, 2001, 2000, and 1999, respectively.

Property, Plant, and Equipment: Provisions for depreciation of plant and equipment is computed using straight-line and declining-balance methods, over the following estimated useful lives:

Buildings	5 to 50 years
Building Improvements	3 to 40 years
Machinery and Equipment	3 to 15 years

Depreciation expense approximated $36,139,000, $40,473,000, and $43,850,000 in 2001, 2000, and 1999, respectively.

Goodwill and Intangible Assets: Goodwill and intangible assets, which principally represent the cost in excess of the fair value of the net assets acquired in acquisitions of businesses, are amortized using the straight-line method over 8 to 10 years. Amortization expense approximated $10,016,000, $9,992,000, and $9,914,000 in 2001, 2000, and 1999, respectively. See New Accounting Standards below.

Outsourcing Agreement: In connection with a contract entered into by Tire Management Solutions, Inc. (TMS), the Company is incrementally acquiring ownership of one of its customer's tire and wheel assets throughout the term of the agreement. The Company recognizes the revenue associated with the incrementally acquired ownership in accordance with the contractually specified valuation methodology. The tire and wheel assets are classified as non-current assets. Quarterly, the Company evaluates the recorded value of the tire and wheel assets against the contractually specified valuation methodology and makes adjustments accordingly. Upon termination of the agreement, the tire and wheel assets will either be repurchased by the customer or a third party or will remain the property of the Company. The Company periodically evaluates the recoverability of the TMS tire and wheel assets and adjusts the balance to the fair value.

Foreign Currency Translation: Assets and liabilities of foreign subsidiaries are translated at the year-end exchange rate and items of income and expense are translated at the average exchange rate for the year. Exchange gains and losses arising from translations denominated in a currency other than the functional currency of the foreign subsidiary and translation adjustments in countries with highly inflationary economies or in which operations are directly and integrally linked to the Company's United States operations are included in income.

Long-Lived Assets: In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,"when indicators of impairment are present, the Company evaluates the carrying value of property, plant, and equipment and intangibles, including goodwill (see New Accounting Standards below), in relation to the operating performance and future undiscounted cash flows of the underlying businesses. The Company adjusts the net book value of the underlying assets to fair value if the sum of the expected future cash flows is less than book value.

Research and Development: Expenditures for research and development, which are expensed as incurred, approximated $10,225,000, $9,442,000, and $12,325,000 in 2001, 2000, and 1999, respectively. This included $1,050,000 relating to costs associated with the conceptual design of TMS business processes in 1999.

Advertising: The Company expenses all advertising costs in the year incurred. Advertising expense was $7,137,000, $7,322,000, and $5,305,000 in 2001, 2000, and 1999, respectively.

Revenue Recognition: Sales and associated costs are recognized at the time of delivery of products or performance of services.

Marketing Programs: The Company currently maintains two major marketing programs: Distribution Management Request (DMR) Program and PowerPlus. Under the DMR Program, the Company provides financial assistance to its dealers. The Company records costs of the program as financial assistance is provided. The balance of the DMR reserve at December 31, 2001, 2000, and 1999 was $14,716,000, $20,816,000, and $18,834,000, respectively. In 2001, 2000, and 1999, DMR expenses of $5,376,000, $15,164,000, and $1,993,000, respectively, were recorded as selling expenses. The PowerPlus program allows the dealer to earn PowerPlus credits to fund certain of their equipment or other purchases. The Company establishes the qualifying purchases and the dollar amount for each pound of qualified tread rubber purchases and records dealer credits at the time of sale as a reduction of sales. This fund can accumulate until the dealer has earned all or part of the payment for new Bandag equipment or other approved purchases.

National Account Business: The Company enters into contracts to supply retreaded tires and other tire-related services through its network of franchised dealers to large national and regional customers in the North American trucking and transportation industry. Pressures on the National Account business have precipitated the need for the Company to provide various forms of financial assistance to its dealers to continue the supply of retreaded tires and services on these accounts. In 2001, 2000, and 1999, fleet subsidy expenses of $18,969,000, $16,528,000, and $12,972,000, respectively, were recorded as other expenses.

Accounting for Stock-Based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. Refer to Note I for further discussion.

Derivative Instruments and Hedging Activities: The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133," effective January 1, 2001. The Statement requires companies to recognize all derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure of changes in the fair value of an asset or liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualifying as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

New Accounting Standards: In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (FASB) No. 141, "Business Combinations," effective for acquisitions after June 30, 2001, and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter 2002. Application of the nonamortization provisions of FASB No. 142 is expected to result in an increase in net earnings of approximately $8,800,000 or $.43 per share per year. The Company will perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during the first six months of 2002 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

The Emerging Issues Task Force (EITF) has recently addressed several topics related to the classification and recognition of certain promotional costs. In April 2001, the EITF reached a consensus on Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." Under this Issue, the EITF concluded that all consideration paid by a vendor to a reseller should be classified as a reduction of revenue in the vendor's income statement (instead of an expense) unless certain criteria are met. The Company is continuing to evaluate the impact of the new accounting rule and expects that certain costs will be reclassified as a reduction of sales and as a reduction of selling and general administrative and other expenses. As reclassifications, these changes will not affect the Company's financial position or earnings. The amounts the Company anticipates will be reclassified for 2001, 2000, and 1999 are $24,345,000, $31,692,000, and $14,965,000, respectively. The Company will adopt the accounting rule in the first quarter of 2002.

Reclassification: Certain prior year amounts have been reclassified to conform with the current year presentation.

Note B. Non-Recurring Charges

During the fourth quarter 2001, the Company recorded net non-recurring charges totaling $3,400,000 ($2,040,000 net of tax benefits). The net non-recurring charges include $4,300,000 ($2,580,000 net of tax benefits) related to the closure of a North American tread rubber manufacturing facility and certain retirement benefits. Costs include $2,659,000 ($1,595,000 net of tax benefits) for termination benefits for the reduction of 46 employees, $1,521,000 ($913,000 net of tax benefits) for early retirement benefits of 19 employees, and other miscellaneous closure costs. In 2001, the Company paid $1,542,000 related to the termination of 37 employees. As of December 31, 2001, $2,758,000 of the charges related to the closure of the North American tread rubber manufacturing facility remained accrued. Also, included in the net non-recurring charge was $1,800,000 ($1,080,000 net of tax benefits) for post-retirement health care costs associated with 64 terminated employees that is included in the post-employment benefit liability at December 31, 2001. These two charges were offset by a benefit of $2,700,000 ($1,620,000 net of tax benefits) for the reduction of other accrued expenses due to the resolution of a tax audit settlement and prior year tax accrual changes.

During the fourth quarter 1999, the Company recorded non-recurring charges totaling $13,500,000 ($7,671,000 net of tax benefits) for termination benefits. These termination benefits covered the company-wide reduction of 175 employees through a combination of voluntary early retirements, the closing of a North American tread rubber manufacturing facility and other position eliminations. The early retirement program announced in the fourth quarter of 1999 offered unreduced retirement benefits to employees over the age of 55 who have accumulated 65 points (points = age + years of service). The early retirement program charges primarily represent a $4,906,000 increase in the pension benefit obligation which resulted when 62 employees elected this program. Of the total number of employees affected by position eliminations, benefit payments of $2,161,000 were made in 1999 for 56 employees. In 2000, the Company paid $4,256,000 relating to the termination of an additional 57 employees and continued termination benefits for 2 employees. In 2001, the Company paid $882,000 for continued termination benefits of 6 employees. Further employee termination costs of $1,136,000 are accrued at December 31, 2001. No charge related to the manufacturing facility has been expensed as the Company expects to use the facility in the future for general corporate purposes.

Note C. Acquisitions

During 2000, the Company acquired two tire dealerships that are a part of Tire Distribution Systems, Inc. (TDS), a wholly-owned subsidiary of the Company. The dealerships were acquired for a total of $3,000,000 in cash and short-term payables. During 1999, the Company acquired four tire dealerships for a total of $7,100,000 in cash and short-term payables.

Certain supplemental non-cash information related to the Company's acquisitions of tire dealerships are as follows:

In thousands	2000	1999
Assets acquired	$3,121	$7,413
Less liabilities(1)	(208)	(514)
Cash paid	2,913	6,899
Less cash acquired	(1)	–
Net cash paid for acquisitions	$2,912	$6,899

(1) Includes short-term payables to sellers of $90,000 and $160,000 in 2000 and 1999, respectively.

Also during 2000, the Company acquired the assets of Quality Design Systems, Inc. (QDS) which were primarily goodwill for a total of $3,000,000 in cash. QDS is a tire and automotive care industry software developer best-known for its TireMaster® software package. QDS, based in Eagle, Idaho, operates as a wholly-owned subsidiary of the Company and continues to serve its customers in the retail tire and automotive care industries.

The acquisitions were accounted for using the purchase method of accounting. Accordingly, the purchase price for each acquisition was allocated to the respective assets and liabilities based on their estimated fair values as of the date of acquisition. The accounts and transactions of the acquired businesses have been included in the consolidated financial statements from the respective effective dates of the acquisitions.

Pro forma results of operations for 2000 and 1999, assuming the purchase transactions occurred as of January 1, 1999, would not differ materially from reported amounts.

Note D. Investments

Debt securities are classified as held-to-maturity based upon the positive intent and ability of the Company to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in investment income. Interest on securities classified as held-to-maturity is included in investment income. The cost of securities sold is based on the specific identification method.

The following is a summary of securities held-to-maturity:

In thousands	*Cost*	*Gross Unrealized Gains*	*Gross Unrealized (Losses)*	*Estimated Fair Value*
December 31, 2001				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$113,544	$52	$ –	$113,596
December 31, 2000				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 52,577	$14	$ –	$ 52,591
Short-term corporate debt	3,000	–	–	3,000
Obligations of states and political subdivisions	$ 55,577	$14	$ –	$ 55,591
December 31, 1999				
Securities Held-to-Maturity				
Obligations of states and political subdivisions	$ 11,461	$ 1	$(22)	$ 11,440

At December 31, 2001, 2000, and 1999, securities held-to-maturity include $102,850,000, $47,150,000, and $2,000,000, respectively, reported as cash equivalents.

Note E. Financing Arrangements

The following is a summary of the Company's long-term debt and other obligations as of December 31:

In thousands	Interest Rates	**2001**	2000	1999
Senior Unsecured Notes Payable, maturing 2002	6.41%	**$ 60,000**	$ 60,000	$ 60,000
Senior Unsecured Notes Payable, maturing 2007	6.50%	**34,286**	40,000	40,000
Total debt		**94,286**	100,000	100,000
Other obligations		**13,874**	13,653	14,191
Total debt and other obligations		**108,160**	113,653	114,191
Current portion of debt and other obligations		**(67,239)**	(8,490)	(3,040)
Long-term debt and other obligations		**$ 40,921**	$105,163	$111,151

The aggregate amount of scheduled annual maturities of long-term debt and other obligations for each of the next five years is: $67,239,000 in 2002, $6,110,000 in 2003, $5,887,000 in 2004, $5,845,000 in 2005, $5,858,000 in 2006, and $17,221,000 thereafter.

Cash payments for interest on debt were $7,419,000, $7,619,000, and $9,189,000 in 2001, 2000, and 1999, respectively.

The fair values of the Company's financing arrangements were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. At December 31, 2001, 2000, and 1999, the fair value of the Company's outstanding long-term debt was approximately $96,256,000, $102,225,000, and $98,170,000, respectively. Changes in the market value of the Company's debt does not affect the reported results of operations unless the Company is retiring such obligations prior to maturity.

At December 31, 2001, the Company had uncommitted and committed unused lines of credit arrangements totaling $94,286,000. These arrangements are available to the Company or certain of its international subsidiaries through various domestic and international banks at various interest rates with various expiration dates.

Note F. Income Taxes

Significant components of the Company's deferred tax assets and liabilities reflecting the net tax effects of temporary differences are summarized as follows:

	December 31		
In thousands	**2001**	2000	1999
Deferred tax assets:			
Marketing programs	**$15,944**	$17,350	$20,381
Basis difference in fixed assets	**8,048**	6,921	4,085
Insurance and legal reserves	**6,180**	4,945	3,412
Employee benefits	**3,993**	3,791	4,977
Accounts receivable valuation allowances	**3,790**	3,720	3,957
Other nondeductible reserves	**2,705**	3,406	4,906
Foreign tax credits	**2,643**	6,777	6,844
Obsolescence and valuation reserves	**715**	1,359	2,105
Other accruals	**9,291**	15,286	12,622
Total deferred tax assets	**53,309**	63,555	63,289
Deferred tax liabilities:			
Unremitted earnings of foreign subsidiaries	**8,411**	11,580	9,909
Excess pension funding	**9,418**	7,346	7,248
Other liabilities	**2,235**	2,151	2,470
	20,064	21,077	19,627
Valuation allowance	**1,500**	–	–
Total deferred tax liabilities	**21,564**	21,077	19,627
Net deferred tax assets	**$31,745**	$42,478	$43,662
Net current deferred tax assets	**$34,325**	$44,972	$46,804
Net non-current deferred tax liabilities	**(2,580)**	(2,494)	(3,142)
Net deferred tax assets	**$31,745**	$42,478	$43,662

The components of earnings before income taxes are summarized as follows:

	Year Ended December 31		
In thousands	**2001**	2000	1999
Domestic	**$56,159**	$60,817	$49,186
Foreign	**10,346**	38,558	42,904
Earnings before income taxes	**$66,505**	$99,375	$92,090

Significant components of the provision for income tax expense (credit) are summarized as follows:

	Year Ended December 31		
In thousands	**2001**	2000	1999
Current:			
Federal	**$20,875**	$20,341	$20,640
State	**(1,119)**	2,831	2,894
Foreign	**5,575**	10,128	9,240
Deferred:			
Federal	**(2,298)**	6,201	6,238
Foreign	**(360)**	(459)	748
Income taxes	**$22,673**	$39,042	$39,760

A reconciliation of income tax at the statutory rate to the Company's effective rate is as follows:

	Year Ended December 31		
	2001	2000	1999
Computed at the expected statutory rate	**35.0%**	35.0%	35.0%
State income tax – net of federal tax benefit	**2.8%**	1.9%	1.8%
Amortization of goodwill not deductible	**3.8%**	2.5%	2.7%
Deferred tax on unremitted earnings of foreign subsidiaries	**(0.9)%**	1.5%	2.8%
Research and Development credit	**(3.7)%**	–%	–%
Prior year accrual changes	**(6.1)%**	–%	–%
Other	**3.2%**	(1.6)%	0.9%
Income tax at the effective rate	**34.1%**	39.3%	43.2%

Undistributed earnings of subsidiaries on which deferred income taxes have not been provided are not significant.

Income taxes paid amounted to $9,306,000, $41,034,000, and $33,197,000 in 2001, 2000, and 1999, respectively.

Note G. Earnings Per Share

Earnings per share amounts are based on the weighted-average number of shares of Common Stock, Class A Common Stock, Class B Common Stock and dilutive potential common shares (non-vested restricted stock and stock options) outstanding during the year.

The following table sets forth the computation of basic and diluted earnings per share:

In thousands, except per share data	**2001**	2000	1999
	Year Ended December 31		
Numerator:			
Net Earnings	**$43,832**	$60,333	$52,330
Denominator:			
Weighted-average shares – Basic	**20,573**	20,693	21,707
Effect of dilutive:			
Non-vested restricted stock	**41**	40	40
Stock options	**72**	45	17
	113	85	57
Weighted-average shares – Diluted	**20,686**	20,778	21,764
Net Earnings Per Share:			
Basic	**$ 2.13**	$ 2.92	$ 2.41
Diluted	**$ 2.12**	$ 2.90	$ 2.40

Options to purchase 46,100, 60,200, and 60,200 shares of Class A Common Stock at an option price of $33.875 were outstanding during 2001, 2000, and 1999, respectively, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the shares of Class A Common Stock and, therefore, the effect would have been antidilutive.

Note H. Leases

Certain equipment and facilities are rented under non-cancelable and cancelable operating leases. Total rental expense under operating leases was $10,210,000, $12,094,000, and $14,049,000 for the years ended December 31, 2001, 2000, and 1999, respectively. At December 31, 2001, future minimum lease payments under operating leases having initial lease terms in excess of one year are: $10,189,000 in 2002, $7,559,000 in 2003, $5,846,000 in 2004, $4,817,000 in 2005, $3,871,000 in 2006, and $16,274,000 in the aggregate for all years after 2006.

Note I. Shareholders' Equity

Class A Common Stock and Class B Common Stock have the same rights regarding dividends and distributions upon liquidation as Common Stock. However, Class A Common Shareholders are not entitled to vote, Class B Common Shareholders are entitled to ten votes for each share held and Common Shareholders are entitled to one vote for each share held. Transfer of shares of Class B Common Stock is substantially restricted and must be converted to Common Stock prior to sale. In certain instances, outstanding shares of Class B Common Stock will be automatically converted to shares of Common Stock. All then-outstanding shares of Class B Common Stock will be converted to shares of Common Stock on January 16, 2007.

Under the terms of the Bandag, Incorporated Restricted Stock Grant Plan, the Company was authorized to grant up to an aggregate of 100,000 shares of Common Stock and 100,000 shares of Class A Common Stock to certain key employees. The shares granted under the Plan will entitle the grantee to all dividends and voting rights; however, such shares will not vest until seven years after the date of grant. If a grantee's employment is terminated prior to the end of the seven-year period for any reason other than death, disability or termination of employment after age 60, the shares will be forfeited. A grantee who has attained age 60 and whose employment is then terminated prior to the end of the seven-year vesting period does not forfeit the non-vested shares. There were no shares granted under the Plan during the years ended December 31, 2001 and 2000. During the year ended December 31, 1999, 5,115 shares of Common Stock were granted under the Plan. During the year ended December 31, 1999, 5,115 shares of Class A Common Stock were granted under the Plan. The resulting charge to earnings amounted to $385,000 in 1999. During the year ended December 31, 2001, 1,720 shares of Common Stock and 1,720 shares of Class A Common Stock were forfeited. During the year ended December 31, 2000, 1,535 shares of Common Stock and 1,535 shares of Class A Common Stock were forfeited. During the year ended December 31, 1999, 3,720 shares of Common Stock and 3,180 shares of Class A Common Stock were forfeited. The credit to 2001, 2000, and 1999 earnings related to the shares forfeited was approximately $110,000, $100,000, and $312,000, respectively. No further shares can be granted under the Plan.

Under the terms of the Bandag, Incorporated Nonqualified Stock Option Plan, the Company was authorized through November 13, 1997 to grant options to purchase up to 500,000 shares of Common Stock and 500,000 shares of Class A Common Stock to certain key employees at an option price equal to the market value of the shares on the date of grant. During 2001, options to purchase 20,000 shares of Common Stock and 20,000 shares of Class A Common Stock were exercised. During 2000, options to purchase 20,000 shares of Common Stock and 20,000 shares of Class A Common Stock were exercised. During 1999, options to purchase 20,000 shares of Common Stock were exercised. No further shares are outstanding under the Plan.

In 1999, the Company's Board of Directors adopted the Bandag, Incorporated Stock Award Plan. Under the terms of this plan, the Company may award to certain eligible employees and directors incentive stock options, nonqualified stock options, and restricted stock. Up to 2,400,000 shares of Class A Common Stock is authorized for issuance under the Plan. All employees of Bandag and its subsidiaries and directors of Bandag who are not employees of Bandag or its subsidiaries are eligible to participate in the Plan. During the year ended December 31, 2001, 32,186 restricted shares of Class A Common Stock, which were accrued for at December 31, 2000, were granted under the Plan. The Company recorded expense related to the Plan of $784,000 in 2000. The exercise price of each option is equal to the market price of the Company's stock on the date of the grant. The maximum term of the options is 10 years and the maximum vesting period is 5 years.

A summary of the status of the Company's option activity under the Bandag, Incorporated Stock Award Plan is presented below:

	Shares	*Weighted-Average Exercise Price*
Outstanding January 1,1999	–	$ –
Granted	60,200	33.88
Outstanding December 31, 1999	60,200	$33.88
Granted	481,600	21.09
Forfeited	(9,100)	21.09
Outstanding December 31, 2000	532,700	$22.54
Granted	**388,200**	**24.35**
Exercised	**(4,445)**	**21.09**
Forfeited	**(19,720)**	**30.79**
Outstanding December 31, 2001	**896,735**	**$23.15**

The following summarizes information about stock options outstanding under the Bandag, Incorporated Stock Award Plan at December 31, 2001:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*Shares*	*Average Remaining Contractual Life*	*Weighted-Average Exercise Price*	*Shares*	*Weighted-Average Exercise Price*
$20.33 – $23.71	**465,785**	**8.2 years**	**$21.09**	**102,545**	**$21.09**
$23.71 – $27.10	**384,850**	**9.2 years**	**$24.35**	**16,200**	**$24.35**
$30.49 – $33.88	**46,100**	**7.1 years**	**$33.88**	**18,440**	**$33.88**
$20.33 – $33.88	**896,735**	**8.5 years**	**$23.15**	**137,185**	**$23.19**

The following table presents, on a pro forma basis, net earnings and net earnings per share as if compensation costs of the Plan had been determined consistent with SFAS No. 123:

In thousands, except per share data	**2001**	2000	1999
Net earnings:			
As reported	**$43,832**	$60,333	$52,330
Pro forma	**$43,041**	$59,873	$52,262
Net earnings per share (basic):			
As reported	**$ 2.13**	$ 2.92	$ 2.41
Pro forma	**$ 2.09**	$ 2.89	$ 2.41
Net earnings per share (diluted):			
As reported	**$ 2.12**	$ 2.90	$ 2.40
Pro forma	**$ 2.08**	$ 2.88	$ 2.40

The fair value of each option granted is estimated on the grant date using the Black-Scholes model. The following weighted-average assumptions were made in estimating the fair value:

	2001	2000	1999
Dividend yield	**4.1%**	3.9%	2.2%
Expected volatility	**31.3%**	26.7%	20.7%
Risk-free interest rate	**5.3%**	6.6%	4.9%
Expected lives	**10 years**	10 years	10 years

The weighted-average fair value of options granted during 2001, 2000, and 1999 was $6.74, $5.95 and $9.96 per option, respectively.

Note J. Retirement Benefit Plans

The Company sponsors defined-benefit pension plans covering full-time employees directly employed by Bandag, Incorporated, Bandag Licensing Corporation (BLC), Bandag Canada Ltd.,TMS, and certain employees in the Company's European operations. Certain employees of TDS are also covered by defined-benefit plans. In addition to providing pension benefits, the Company provides certain postretirement medical benefits to certain individuals who retired from employment before January 1, 1993. Employees who retire after December 31, 1992 and are at least age 62 with 15 years of service of direct employment with Bandag, Incorporated, BLC, and Kendon Corporation are eligible for temporary medical benefits that cease at age 65.

The reconciliations of the benefit obligations, the reconciliations of the fair value of plan assets, and the reconciliations of funded status of the plans, as determined by consulting actuaries, are as follows:

	Pension Benefits			*Postretirement Benefits*		
In thousands	**2001**	2000	1999	**2001**	2000	1999
Change in benefit obligations:						
Benefit obligations at the beginning of the year	**$ 72,369**	$73,638	$ 73,603	**$ 4,487**	$4,126	$ 4,432
Service cost	**2,730**	3,067	3,796	**208**	194	213
Interest cost	**5,344**	5,383	4,785	**330**	304	283
Participants' contributions	**51**	50	51	**-**	–	–
Plan amendments	**109**	–	347	**-**	–	–
Exchange rate changes	**(196)**	(90)	164	**-**	–	–
Curtailment gain	**-**	(143)	(459)	**-**	–	–
Settlement loss	**-**	351	190	**-**	–	–
Special termination benefits	**2,161**	–	5,629	**1,802**	–	–
Settlement payments	**-**	(1,007)	(898)	**-**	–	–
Benefits paid	**(3,823)**	(4,453)	(2,125)	**(464)**	(192)	(67)
Actuarial (gain) or loss	**(2,773)**	(4,427)	(11,445)	**(151)**	55	(735)
Benefit obligations at end of year	**$ 75,972**	$72,369	$ 73,638	**$ 6,212**	$ 4,487	$ 4,126
Change in plan assets at fair value:						
Fair value of plan assets at beginning of year	**$147,552**	$131,024	$115,347	**$ -**	$ –	$ –
Actual return on plan assets	**(35,598)**	21,922	18,378	**-**	–	–
Employer contributions	**108**	119	100	**464**	192	67
Participants' contributions	**51**	50	51	**-**	–	–
Benefits paid	**(3,823)**	(4,453)	(2,125)	**(464)**	(192)	(67)
Settlement payments	**-**	(1,007)	(898)	**-**	–	–
Exchange rate changes	**(213)**	(103)	171	**-**	–	–
Fair value of plan assets at end of year	**$108,077**	$147,552	$131,024	**$ -**	$ –	$ –
Reconciliation of funded status:						
Funded status	**$ 32,105**	$ 75,183	$ 57,386	**$ (6,212)**	$(4,487)	$(4,126)
Unrecognized actuarial gain	**(3,376)**	(50,555)	(41,026)	**(2,914)**	(2,905)	(3,099)
Unrecognized transition asset	**(2,125)**	(2,802)	(3,509)	–	–	–
Unrecognized prior service cost	**672**	679	748	**43**	47	51
Prepaid (accrued) benefit cost	**$ 27,276**	$ 22,505	$ 13,599	**$ (9,083)**	$(7,345)	$(7,174)
Weighted-average assumptions:						
Discount rate	**7.5%**	7.5%	7.5%	**7.5%**	7.5%	7.5%
Rate of increase in future compensation	**3.5%**	4.0%	4.0%	**N/A**	N/A	N/A
Expected long-term rate of return on assets	**8.0%**	8.0%	8.0%	**N/A**	N/A	N/A
Medical trend on pre-Medicare charges						
Initial trend	**N/A**	N/A	N/A	**11.0%**	7.0%	8.0%
Ultimate trend	**N/A**	N/A	N/A	****5.0%**	*6.0%	6.0%
Medical trend on post-Medicare charges						
Initial trend	**N/A**	N/A	N/A	**13.0%**	7.0%	8.0%
Ulitimate trend	**N/A**	N/A	N/A	****7.0%**	*6.0%	6.0%

* Ultimate trend rate for 1999 and 2000 disclosures reached in 2001.

** Ultimate trend rate for 2001 disclosure reached in 2009.

Assets of the plans are principally invested in U.S. domestic common stocks, and short-term notes and bonds (fixed income securities) with maturities under five years.

Net periodic (benefit) cost is composed of the following:

	Pension Benefits			Postretirement Benefits		
In thousands	**2001**	2000	1999	**2001**	2000	1999
Components of net periodic (benefit) cost:						
Service cost	**$ 2,730**	$ 3,067	$ 3,796	**$ 208**	$ 194	$213
Interest cost	**5,344**	5,383	4,785	**330**	304	283
Expected return on plan assets	**(11,617)**	(10,300)	(9,262)	**-**	–	–
Amortization of prior service cost	**89**	111	110	**4**	4	3
Amortization of transitional assets	**(702)**	(789)	(820)	**-**	–	–
Recognized actuarial gain	**(2,107)**	(1,604)	(617)	**(142)**	(155)	(112)
Net periodic (benefit) cost	**$ (6,263)**	$(4,132)	$(2,008)	**$ 400**	$ 347	$387

Additional (gain) or loss recognized due to:						
Curtailment	**$ -**	$ (178)	$ 5,090	**$ -**	$ –	$ –
Settlement	**-**	(684)	(184)	**-**	–	–
Special Termination Cost	**2,161**	–	–	**1,802**	–	–

A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

In thousands	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 76	$ (64)
Effect on postretirement benefit obligation	$590	$(516)

The Company also sponsors defined-contribution plans, covering substantially all employees in the United States. Annual contributions are made in such amounts as determined by the Company's Board of Directors. Although employees may contribute up to 15% of their annual compensation from the Company, they are generally not required to make contributions in order to participate in the plans. The Company currently provides plans with a variety of contribution levels (including employee contribution match provisions). The Company recorded expense for contributions in the amount of $4,568,000, $4,323,000, and $5,300,000 in 2001, 2000, and 1999, respectively. One of the plans includes a potential Company contribution of stock based on earnings per share. During the years ended December 31, 2001, 2000, and 1999, the Company issued 20,704, 2,582, and 3,018 shares of Common Stock, respectively, under the Plan. During the years ended December 31, 2001, 2000, and 1999, the Company issued 25,383, 2,582, and 3,018 shares of Class A Common Stock, respectively. The Common Stock and Class A Common Stock were all accrued for in the previous years. The Company recorded expense under the Plan of $163,000, $1,787,000, and $120,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

Employees in most foreign countries are covered by various retirement benefit arrangements generally sponsored by the foreign governments. The Company's contributions to foreign plans were not significant in 2001, 2000, and 1999.

Note K. Derivative Financial Instruments

The Company utilizes derivatives to reduce its exposure to foreign currency risk from its forecasted revenue denominated in foreign currencies. The Company primarily uses foreign currency forward exchange contracts and foreign currency option contracts to reduce its exposure to foreign currency risk. When the dollar strengthens significantly against the foreign currencies, the decline in the value of future foreign currency revenue is offset by gains in the value of the forward contract. Conversely, when the dollar weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The Company does not actively trade such instruments, nor does it enter into such agreements for speculative purposes.

The fair value of the derivative instruments, $185,000 at December 31, 2001, is recorded as other current assets on the balance sheet, and because the Company has not designated these instruments as accounting hedges, changes in the fair values of these instruments are reflected in current income.

At December 31, 2000 and 1999, the Company had foreign currency forward exchange contracts and foreign currency option contracts with contract values of approximately $3,055,000 and $7,688,000, respectively, which became due at various amounts and various dates during 2001. The fair value of the contracts, in the aggregate, was insignificant at December 31, 2000 and 1999.

Note L. Operating Segment and Geographic Area Information

Description of Types of Products and Services: The Company has two reportable operating segments: the Traditional Business and TDS.

The Traditional Business manufactures precured tread rubber, equipment and supplies for retreading tires and operates on a worldwide basis. SFAS No. 131 requires segment information to be reported based on how management internally evaluates the operating performance of their business units. The operations of the Traditional Business segment are evaluated by worldwide geographic region. For segment reporting purposes, the Company's operations located in the United States and Canada, along with Tire Management Solutions, Inc. and Quality Design Systems, Inc., are integrated and managed as one unit, which is referred to internally as "North America." The Company's operations located in Europe principally service those European countries, but also export to certain other countries in the Middle East and Northern and Central Africa. Exports from North America to markets in the Caribbean, Central America, South America and Asia, along with operations in Brazil, Mexico, Venezuela, South Africa, New Zealand, Indonesia and Malaysia and a licensee in Australia, are combined under one management group referred to internally as "International."

TDS operates retreading locations and commercial, retail, and wholesale outlets throughout the United States for the sale and maintenance of new and retread tires to principally commercial and industrial customers.

Measurement of Segment Profit and Loss and Segment Assets: The Company evaluates performance and allocates resources based primarily on profit or loss before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Intersegment sales and transfers are recorded at fair market value less a discount between geographic areas within the Traditional Business. Transactions between the Traditional Business and TDS and between TDS and TMS are recorded at a value consistent with that to unaffiliated customers.

Other segment assets are principally cash and cash equivalents, investments, corporate office and related equipment.

The information regarding segment operations and other geographic information is presented on page 26 of this report, and is included herein by reference.

The following tables present information concerning net sales and long-lived assets for countries which exceed 10% of the respective totals:

Net Sales[(a)]	*Year Ended December 31*		
In thousands	**2001**	2000	1999
United States	**$743,023**	$733,730	$ 736,197
Other	**221,845**	262,329	276,468
Consolidated	**$964,868**	$996,059	$1,012,665

Long-lived Assets[(b)]	*December 31*		
In thousands	**2001**	2000	1999
United States	**$172,005**	$190,096	$217,608
Other	**37,032**	49,379	48,420
Consolidated	**$209,037**	$239,475	$266,028

(a) Net sales are attributed to countries based on the location of customers.
(b) Corporate long-lived assets are included in the United States.

Note M. Pending Litigation

Bandag, Incorporated vs. Michelin Retread Technologies, Incorporated et al., United States District Court for the Southern District of Iowa, 3-99-CV-80165: On September 16, 1999, Bandag, Inc. filed an action against Michelin Retread Technologies and affiliated companies for violations of state and federal law, including applicable antitrust laws and the Lanham Act. The Company moved in December 2000 to amend its complaint to name additional Michelin entities. Michelin entities have filed counterclaims alleging, among other things, that the Company injured Michelin by violating the antitrust laws and the Lanham Act and by conspiring with Bridgestone/Firestone, Inc. to injure Michelin in violation of the antitrust laws. Both the Company's lawsuit and Michelin's counterclaims seek compensatory (including treble damages) and injunctive relief. Bandag intends to seek damages from Michelin in the amount of at least $8,750,624 in addition to punitive damages. Michelin has informed Bandag that it intends to seek damages from Bandag and Bridgestone/Firestone in the amount of $146,165,000 plus treble damages. While the results of the Company's suit and Michelin's counterclaims cannot be predicted with certainty, a victory on Michelin's counterclaims could have a material adverse effect on the Company's consolidated financial position and results of operations. Management, however, believes that its claims against Michelin are meritorious and that Michelin's counterclaims and its damage claims are without merit. The Company intends to vigorously defend its position and has recorded no accrual for the costs, if any, of the ultimate resolution of this matter.

On February 2, 2001, Michelin moved for a preliminary injunction against the Company and Bridgestone/Firestone. Among other things, Michelin asked the Court to prevent the Company from enforcing agreements with certain franchisees and from enforcing certain terms in other franchise agreements (including exclusivity provisions), communicating with Bridgestone/Firestone about certain subjects or engaging in any joint undertaking, merger or alliance with Bridgestone/Firestone. The preliminary injunction hearing took place on April 16-17, 2001. The Court denied Michelin's request for a preliminary injunction on May 4, 2001.

Discovery took place over the course of 2001 and 2002. By mutual agreement, Bandag and Michelin have dismissed their respective Lanham Act claims against each other, and Bandag has dismissed its antitrust claims against Michelin. The trial is scheduled to proceed in May 2002.

Other Litigation: Certain other litigation arising in the normal course of business is pending. The Company is of the opinion that the resolution of such litigation will not have a significant effect on the consolidated financial statements of the Company.

Note N. Summary of Unaudited Quarterly Results of Operations

Unaudited quarterly results of operations for the years ended December 31, 2001 and 2000 are summarized as follows:

	Quarter Ended 2001			
In thousands, except per share data	*Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*
Net sales	**$209,242**	**$244,758**	**$261,712**	**$249,156**
Gross profit	**74,755**	**90,179**	**96,631**	**99,809**
Net earnings	**2,328**	**9,512**	**14,614**	**17,378**
Net earnings per share:				
Basic	**$ 0.11**	**$ 0.46**	**$ 0.71**	**$ 0.84**
Diluted	**$ 0.11**	**$ 0.46**	**$ 0.71**	**$ 0.84**

	Quarter Ended 2000			
In thousands, except per share data	*Mar. 31*	*Jun. 30*	*Sep. 30*	*Dec. 31*
Net sales	$224,289	$249,116	$269,905	$252,749
Gross profit	87,448	94,965	101,102	91,189
Net earnings	10,013	17,642	17,914	14,764
Net earnings per share:				
Basic	$ 0.48	$ 0.85	$ 0.87	$ 0.72
Diluted	$ 0.48	$ 0.85	$ 0.86	$ 0.71

Fourth quarter 2001 earnings reflect a non-recurring after-tax charge of $3,400,000 ($.10 per diluted share), related to costs associated with the closure of a domestic manufacturing facility and other non-recurring costs. See Note B.

Fourth quarter 2001 earnings benefited by approximately $4,100,000 ($.20 per diluted share), from a lower effective tax rate, resulting from tax audit settlements and an evaluation of the adequacy of prior year accruals.

Fourth quarter 2000 earnings benefited by $0.16 per diluted share, primarily from the favorable resolution of foreign tax issues.

Headquarters:

Bandag, Incorporated

2905 N. Hwy. 61, Muscatine, IA 52761-5886

Telephone: 563-262-1400

www.bandag.com

Information Resources Publications: The Company's Annual Report, Proxy Statement, Form 10-K, and Quarterly Reports are available without charge upon written request from Shareholders Services at the above address and on our Web site www.bandag.com

Institutional Investor Inquiries: Telephone: 563-262-1260

Shareholder Account Assistance: For address changes, dividend check status, direct deposit of dividends, account consolidation, registration changes, lost stock certificates, stock holdings, and the Dividend Reinvestment and Optional Cash Purchase Plan contact the Registrar and Transfer Agent: Fleet National Bank c/o Equiserve, P.O. Box 43010, Providence, RI 02940-3010, Telephone 1-800-730-4001; Web site www.equiserve.com

Dividend Reinvestment and Optional Cash Purchase Plan: Bandag, Incorporated offers to its Common Shareholders and its Class A Common Shareholders a Dividend Reinvestment and Optional Cash Purchase Plan (DRP). For information on this Plan please call or write our Transfer Agent listed above.

Dividends: At its November 2001 meeting, our Board increased our quarterly dividend to 31.5 cents per share, equivalent to an annual dividend of $1.26 per share. The Company has increased dividends each of the last 24 years. Bandag, Incorporated has historically paid dividends four times a year, in January, April, July, and October.

Direct Deposit: Bandag, Incorporated offers to its shareholders a direct deposit of dividends as an alternative to receiving checks through the mail. The dividend funds are electronically transmitted to the financial institution of your choice. EquiServe utilizes the Automated Clearing House (ACH) network. For enrollment information call or write: Equiserve, P.O. Box 43010, Providence, RI 02940-3010, Telephone: 1-800-730-4001; Web site www.equiserve.com

Common Stock: Ticker symbol: BDG

Class A Common Stock: Ticker symbol: BDGA

Common Stock and Class A Common Stock are listed on the New York and Chicago Stock Exchanges.

Independent Auditors: Ernst & Young LLP, Chicago, Illinois

Annual Meeting of Shareholders: May 14, 2002, at 10:00 a.m. Central Daylight Time, Bandag, Incorporated Learning Center, 2000 Bandag Drive, Muscatine, Iowa.

Corporate Officers

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Lucille A. Carver
Treasurer

Timothy T. Chen
Vice President, Marketing

Nathaniel L. Derby II
Vice President, Manufacturing Design

David W. Eaton
Vice President, Legal & Risk Management Services and Assistant Secretary

Warren W. Heidbreder
Vice President, Chief Financial Officer and Secretary

Frederico U. Kopittke
Vice President, International

John C. McErlane
Vice President, Bandag, Incorporated
President, Tire Distribution Systems, Inc.

Jeffrey C. Pattison
Director, Treasury Services and Assistant Treasurer

Janet R. Sichterman
Vice President, North American Fleet Sales

Andrew M. Sisler
Vice President, North American Franchise Sales

Michael A. Tirona
Vice President and General Manager - Europe

Charles W. Vesey
Vice President and Corporate Controller

Board of Directors

Martin G. Carver
Chairman of the Board, Chief Executive Officer and President

Lucille A. Carver
Treasurer

Roy J. Carver, Jr.
Chairman of the Board, Carver Pump Company
President, Carver Aero, Inc.
President, Carver Hardware, Inc.

Robert T. Blanchard (1) (2)
President, Strategic and Marketing Services

Gary E. Dewel (1) (2)
Vice Chairman of the Board;
Retired; Former Executive Vice President, Supply Chain, Clarion Technologies, Inc.

James R. Everline (1) (2)
President, Everline & Co.

Phillip J. Hanrahan
Partner, Foley & Lardner (Attorneys-at-Law)

Edgar D. Jannotta
Chairman, William Blair & Company, L.L.C. and Chairman of that firm's Executive Committee (Investment Bankers)

R. Stephen Newman (1) (2)
President, Observer North America
Chief Executive Officer, Bacon's Information, Inc.

(1) Audit Committee member

(2) Management Continuity and Compensation Committee member

Bandag, Incorporated

2905 N. Hwy. 61

Muscatine, Iowa 52761-5886